Form 10-K, Exhibit 13
period 1994-08-31
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
filed 1994-11-29
CIK 77281

   MARKET PRICE AND
   DISTRIBUTION RECORD
   ----------

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

   The following table shows the high and low sales prices for the Trust's shares on the American Stock Exchange and cash distributions paid for the periods indicated.

   Fiscal Year 1994                         Distributions
   Quarters Ended          High     Low         Paid
   ------------------------------------------------------

   November 30            $26.00   $23.25      $ .45
   February 28             25.38    22.00        .47
   May 31                  24.75    22.25        .47
   August 31               24.63    22.88        .47
                                               -----
                                               $1.86
                                               =====

   Fiscal Year 1993                         Distributions
   Quarters Ended          High     Low         Paid
   ------------------------------------------------------

   November 30            $21.75   $20.25      $ .43
   February 28             28.00    20.88        .45
   May 31                  30.38    25.00        .45
   August 31               26.25    23.75        .45
                                               -----
                                               $1.78
                                               =====



   As of November 4, 1994, there were approximately 1,690 shareholders of the Trust's shares of beneficial interest.

   FINANCIAL HIGHLIGHTS

                                                                  Years Ended August 31,
   (Thousands of dollars except per share results)        1994     1993      1992      1991      1990
   ---------------------------------------------------------------------------------------------------

   Operating Results
   Income Before Gains on Sales of Interest in Real
     Estate                                             $ 8,325  $10,125   $ 8,677   $ 8,750   $10,029
   Gains on Sales of Interests in Real Estate            12,362    3,875         -     1,600        66
   Net Income                                            20,687   14,000     8,677    10,350    10,095
   Distributions Paid to Beneficiaries                   16,121   15,386    14,860(1) 13,997    14,137
   ---------------------------------------------------------------------------------------------------

   Per Share Results
   Income Before Gains on Sales of Interests in
     Real Estate                                          $ .96    $1.17     $1.01     $1.07     $1.22
   Gains on Sales of Interests in Real Estate              1.43      .45         -       .20       .01
   Net Income                                              2.39     1.62      1.01      1.27      1.23
   Distributions Paid                                      1.86     1.78      1.72(1)   1.72      1.72
   Distribution Rate at Fiscal Year End                    1.88     1.80      1.72      1.72      1.72
   ---------------------------------------------------------------------------------------------------



   FUNDS FROM OPERATIONS (2)

                                                                   Years Ended August 31,
   (Thousands of Dollars)                                 1994     1993      1992      1991     1990
   ---------------------------------------------------------------------------------------------------


   Net income                                           $20,687  $14,000   $ 8,677   $10,350   $10,095
   Less gains on sales of interests in real  estate      12,362    3,875         -     1,600        66
                                                        ----------------------------------------------
                                                          8,325   10,125     8,677     8,750    10,029

   Plus:
     Depreciation and amortization:
       Wholly owned and consolidated partnership
         (3)                                              3,322    2,685     2,101     1,977     1,782
       Partnerships and joint ventures                    3,229    4,119     3,960     3,766     3,185
     Provision for losses (4)                             1,795      320       320       320       320
                                                        ----------------------------------------------
   Funds from operations                                $16,671  $17,249   $15,058   $14,813   $15,316
                                                        ==============================================


   (1) In 1992, distributions paid to beneficiaries and distributions paid per share have been adjusted to reflect the annualized change from a semi-annual distribution to a quarterly distribution (Actual amount paid during the fiscal year was $11,145,000 or $1.29 per share).
   (2) Defined as net income excluding gains or losses from sales of property, plus depreciation and amortization and other non-cash charges and similar adjustments for unconsolidated joint ventures.
       This conforms to the definition adopted by the National Association of Real Estate Investment Trusts and does not represent cash generated from operations as defined by Generally Accepted Accounting Principles
       (GAAP) and is not necessarily indicative of cash available to fund cash needs.
   (3) Net of minority interest share of $219,000 and $99,000 in 1994 and 1993, respectively.
   (4) See Note 1 to consolidated financial statements.

   Pennsylvania Real Estate Investment Trust

   CONSOLIDATED BALANCE SHEETS

   At August 31                                                                                1994            1993
   --------------------------------------------------------------------------------------------------------------------

   Assets
   Investments in Real Estate, At Cost (Notes 1, 3, 8 and 10):
     Apartment buildings                                                                   $116,918,000    $ 80,157,000
     Industrial properties                                                                    5,078,000       5,078,000
     Shopping centers and retail stores                                                      32,285,000      27,027,000
                                                                                           ------------    ------------
     Total investments in real estate                                                       154,281,000     112,262,000
     Less accumulated depreciation                                                           33,735,000      34,953,000
                                                                                           ------------    ------------
                                                                                            120,546,000      77,309,000
   Investments in Partnerships and Joint Ventures, At Equity
     (Notes 1 and 2)                                                                         15,225,000      20,588,000
   Advances to Partnerships and Joint Ventures                                                2,418,000       1,990,000
   Notes Receivable                                                                           1,649,000       1,655,000
                                                                                           ------------    ------------
                                                                                            139,838,000     101,542,000
     Less allowance for possible losses (Note 1)                                              3,235,000       1,440,000
                                                                                           ------------    ------------
                                                                                            136,603,000     100,102,000
   Other Assets:
     Cash and cash equivalents                                                                2,152,000       1,462,000
     U.S. Treasury obligations, at cost                                                               -       2,588,000
     Rents and sundry receivables                                                               328,000         403,000
     Prepaid real estate taxes and expenses                                                   3,412,000       3,299,000
                                                                                           ------------    ------------
                                                                                           $142,495,000    $107,854,000
                                                                                           ============    ============

   --------------------------------------------------------------------------------------------------------------------
   Liabilities and Beneficiaries' Equity
   Mortgage Notes Payable (Note 3)                                                         $ 44,019,000    $ 37,629,000
   Bank Loans Payable (Notes 3 and 10)                                                       36,136,000      14,300,000
   Tenants' Deposits and Deferred Rents                                                       1,214,000         888,000
   Accrued Pension and Retirement Benefits (Notes 1 and 5)                                    1,084,000       1,080,000
   Accrued Expenses and Other Liabilities                                                     2,886,000       1,774,000
                                                                                           ------------    ------------
                                                                                             85,339,000      55,671,000
                                                                                           ------------    ------------
   Minority Interest in Consolidated Partnership (Note 1)                                       408,000         331,000
                                                                                           ------------    ------------
   Commitments and Contingencies (Note 7)

   Beneficiaries' Equity
   ($6.55 and $5.99 per share at August 31, 1994 and 1993)
   (Notes 1, 4 and 6):
   Shares of Beneficial Interest, $1 Par; Authorized, Unlimited; Issued and Outstanding
     8,669,848 Shares in 1994 and 8,649,223 Shares in 1993                                    8,670,000       8,649,000
   Capital Contributed in Excess of Par                                                      53,039,000      52,730,000
   Distributions in Excess of Net Income                                                     (4,961,000)     (9,527,000)
                                                                                           ------------    ------------
                                                                                             56,748,000      51,852,000
                                                                                           ------------    ------------
                                                                                           $142,495,000    $107,854,000
                                                                                           ============    ============



   The accompanying notes are an integral part of these statements.

   Pennsylvania Real Estate Investment Trust

   CONSOLIDATED STATEMENTS OF INCOME

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

   For the years ended August 31                                              1994           1993           1992
   -----------------------------------------------------------------------------------------------------------------

   Revenues
   Gross revenues from real estate (Note 7)                                $27,640,000    $21,083,000    $16,064,000
   Interest and other income                                                   274,000        542,000        795,000
                                                                           -----------    -----------    -----------

                                                                            27,914,000     21,625,000     16,859,000
                                                                           -----------    -----------    -----------

   Expenses
   Property operating expenses                                              11,758,000      8,959,000      6,608,000
   Depreciation and amortization (Note 1)                                    3,541,000      2,784,000      2,100,000
   General and administrative expenses (Notes 1 and 5)                       2,528,000      1,873,000      1,859,000
   Mortgage and bank loan interest                                           4,162,000      2,222,000        945,000
   Provisions for losses on investments (Note 1)                             1,795,000        320,000        320,000
                                                                           -----------    -----------    -----------
                                                                            23,784,000     16,158,000     11,832,000
                                                                           -----------    -----------    -----------
   Income before minority interest, equity in income of partnerships
     and joint ventures and gains on sales of interests in real estate       4,130,000      5,467,000      5,027,000
   Minority interest                                                          (221,000)       (92,000)             -
   Equity in income of partnerships and joint ventures (Notes 1 and 2)       4,416,000      4,750,000      3,650,000
   Gains on sales of interests in real estate                               12,362,000      3,875,000              -
                                                                           -----------    -----------    -----------
   Net income                                                              $20,687,000    $14,000,000    $ 8,677,000
                                                                           ===========    ===========    ===========

   Net Income Per Share (Note 1)                                           $      2.39    $      1.62    $      1.01
                                                                           ===========    ===========    ===========


   The accompanying notes are an integral part of these statements.

   CONSOLIDATED STATEMENTS OF BENEFICIARIES' EQUITY

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


                                                                              Shares of          Capital
                                                                             beneficial      contributed     Distributions
                                                                               interest        in excess      in excess of
   For the three years ended August 31, 1994                                     $1 par           of par        net income
   -----------------------------------------------------------------------------------------------------------------------
   Balance, September 1, 1991                                                $8,138,000      $43,945,000      $(5,673,000)
     Net income                                                                       -                -       8,677,000
     Shares issued (Note 4)                                                     500,000        8,620,000                 -
     Shares issued upon exercise of options (Note 6)                              2,000           30,000                 -
     Distributions paid to beneficiaries ($1.29 per share)                            -                -       (11,145,000)
                                                                             -----------    ------------     -------------
   Balance, August 31, 1992                                                   8,640,000       52,595,000        (8,141,000)
     Net income                                                                       -                -        14,000,000
     Shares issued upon exercise of options (Note 6)                              9,000          135,000                 -
     Distributions paid to beneficiaries ($1.78 per share)                            -                -       (15,386,000)
                                                                             -----------    ------------     -------------
   Balance, August 31, 1993                                                   8,649,000       52,730,000        (9,527,000)
     Net income                                                                       -                -        20,687,000
     Shares issued upon exercise of options (Note 6)                             21,000          309,000                 -
     Distributions paid to beneficiaries ($1.86 per share)                            -                -       (16,121,000)
                                                                             -----------    ------------     -------------
   Balance, August 31, 1994                                                  $8,670,000      $53,039,000      $ (4,961,000)
                                                                             ==========      ===========      =============


   The accompanying notes are an integral part of these statements.

   Pennsylvania Real Estate Investment Trust
   CONSOLIDATED STATEMENTS OF CASH FLOWS

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


   For the years ended August 31                                               1994            1993            1992
   --------------------------------------------------------------------------------------------------------------------

   Cash Flows From Operating Activities
   Net income                                                              $ 20,687,000    $ 14,000,000    $  8,677,000
   Adjustments to reconcile net income to net cash provided by operating activities:
     Minority interest in income of consolidated partnership                    221,000          92,000               -
     Depreciation and amortization                                            3,541,000       2,784,000       2,101,000
     Gains on sales of interests in real estate                             (12,362,000)     (3,875,000)              -
     Provision for losses on investments                                      1,795,000         320,000         320,000
     Change in assets and liabilities:
       Rents and sundry receivables                                             161,000        (102,000)              -
       Prepaid real estate taxes and expenses                                   536,000      (1,544,000)       (649,000)
       Accrued pension and retirement benefits                                    4,000          (3,000)        (51,000)
       Accrued expenses and other liabilities                                 1,028,000         915,000         (13,000)
       Tenants' deposits and deferred rents                                     298,000         447,000         (53,000)
                                                                           ------------    ------------    ------------
   Net cash provided by operating activities                                 15,909,000      13,034,000      10,332,000
                                                                           ------------    ------------    ------------

   Cash Flows From Investing Activities
     Investments in real estate                                             (37,144,000)    (48,333,000)     (2,537,000)
     Investments in partnerships and joint ventures                            (471,000)     (7,416,000)     (1,536,000)
     Cash proceeds from sales of real estate investments                     14,540,000       5,175,000               -
     Increase in advances to partnerships and joint ventures                   (429,000)       (414,000)       (288,000)
     Cash distributions from partnerships and joint ventures in excess
       of equity in income                                                    2,529,000       2,463,000       2,719,000
     Net cash contributions from (distributions to) minority partners          (144,000)        240,000               -
     Decrease (increase) in notes receivable                                      6,000        (363,000)       (321,000)
     Decrease (increase) in U.S. Treasury obligations                         2,589,000       9,965,000     (11,048,000)
                                                                           ------------    ------------    ------------
   Net cash used in investing activities                                    (18,524,000)    (38,683,000)    (13,011,000)
                                                                           ------------    ------------    ------------

   Cash Flows From Financing Activities
     Principal installments on mortgage notes payable                          (576,000)       (385,000)       (312,000)
     Proceeds from mortgage notes payable                                             -      27,240,000       7,250,000
     Prepayment of mortgage notes payable                                    (2,164,000)              -      (4,935,000)
     Proceeds from bank loan payable                                         36,136,000      14,300,000               -
     Repayment of bank loan payable                                         (14,300,000)              -               -
     Shares of beneficial interest issued                                       330,000         144,000       9,152,000
     Distributions paid to beneficiaries                                    (16,121,000)    (15,386,000)    (11,145,000)
                                                                           ------------    ------------    ------------
   Net cash provided by financing activities                                  3,305,000      25,913,000          10,000
                                                                           ------------    ------------    ------------
   Net increase (decrease) in cash and cash equivalents                         690,000         264,000      (2,669,000)
   Cash and cash equivalents, beginning of year                               1,462,000       1,198,000       3,867,000
                                                                           ------------    ------------    ------------
   Cash and cash equivalents, end of year                                  $  2,152,000    $  1,462,000    $  1,198,000
                                                                           ============    ============    ============


   The accompanying notes are an integral part of these statements.

   Pennsylvania Real Estate Investment Trust
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
  Years Ended August 31, 1994, 1993 and 1992
  1. Summary of significant accounting policies
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Consolidation

   The consolidated financial statements of the Trust include the accounts of twelve wholly owned subsidiaries, two are Delaware corporations, one is a Nebraska corporation, one is a Virginia corporation and eight are Florida corporations. One partnership in which the Trust is a general partner, and has control as provided in the partnership agreement, has been consolidated for financial statement presentation. All of the assets and liabilities are included in the consolidated financial statements at 100%. The minority partner's interest is 35%. All significant intercompany accounts and transactions have been eliminated in consolidation.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Partnership and joint venture investments

   In accordance with the American Institute of Certified Public Accountants' Statement of Position 78-9, ''Accounting for Investments in Real Estate Ventures,'' the Trust accounts for its investment in partnerships and joint ventures which it does not control using the equity method of accounting. These investments, which represent 25-to-87.5% non-controlling ownership interests, are recorded initially at the Trust's cost and subsequently adjusted for the Trust's net equity in income and cash contributions and distributions.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Statements of cash flows

   The Trust considers all highly liquid short-term investments with an initial maturity of 3 months or less to be cash equivalents. Cash paid for interest was $3,948,000, $1,985,000 and $932,000 for the years ended August 31, 1994, 1993 and 1992, respectively.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Depreciation

   The Trust, for financial reporting purposes, depreciates its buildings, equipment and leasehold improvements over their estimated useful lives of 10 to 45 years, using the straight-line method of depreciation. For Federal income tax purposes, the Trust currently uses the straight-line method of depreciation and the useful lives prescribed by the Internal Revenue Code.
    It is the Trust's policy to capitalize interest and real estate taxes related to construction in progress and to depreciate these costs over the life of the related assets in order to more properly match revenues and expenses. These items are capitalized for income tax purposes and amortized or depreciated in accordance with the provisions of the Internal Revenue Code.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Allowance for possible losses

   Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments is evaluated on an individual investment basis, and to the extent Management's estimate of the net realizable value of each investment is less than its carrying value, a provision for possible losses is established. During 1994, a provision of approximately $1,300,000 was recorded for certain investments in the Trust's portfolio, based upon recent independent appraisals and Management's estimates of the potential income or loss associated with each property to realize the adjusted carrying value. In addition, the Trust recorded a provision of approximately $500,000 pertaining to other investments in the portfolio in order to reflect Management's estimates of net realizable value.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Pension plan

   The Trust has provided pension benefits since 1970 for all employees, excluding the Chairman and CEO for whom retirement benefits are provided in an employment contract. The Trust's policy is to fund such accrued pension costs.
    With regards to the Chairman and CEO employment contract, no provision was required for fiscal years ended August 31, 1994, 1993 and 1992, respectively.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Income taxes

   The Trust has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Accordingly, no provision has been made for Federal income taxes on income resulting from those sales of real estate investments which have or will be distributed to shareholders within the prescribed time limits. However, taxes are provided for those gains which are not anticipated to be distributed to shareholders.

   Notes continued

    The Trust is subject to a Federal excise tax computed on a calendar year. The excise tax equals 4% of the excess, if any, of 85% of the Trust's ordinary income plus 95% of the Trust's capital gain net income for the calendar year over cash distributions during the calendar year, as defined. The Trust has in the past distributed a substantial portion of its taxable income in the subsequent fiscal year and may also follow this policy in the future.
    A provision for excise tax was made in 1994 in the amount of $400,000. No provision for excise tax was made for fiscal years 1993 and 1992 as no tax was due.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Net income per share

   Earnings per share are based on the weighted average number of shares outstanding which were 8,663,646 in 1994, 8,643,223 in 1993 and 8,562,223 in 1992.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Reclassifications

   Certain accounts in the 1993 financial statements have been reclassified to conform with the 1994 presentation.
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   2. Investments in partnerships and joint ventures

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

       The following presents summarized financial information for the Trust's investments in 28 and 31 partnerships and joint ventures at August 31, 1994 and 1993 respectively, and the Trust's equity in income for the years ended August 31, 1994, 1993 and 1992.

   At August 31                                                                  1994            1993
                                                                         ------------    ------------
   Assets
   Investments in Real Estate at Cost:
     Apartment buildings                                                 $102,395,000    $100,193,000
     Industrial property                                                    1,237,000       1,228,000
     Shopping centers and retail stores                                   122,248,000     179,680,000
     Land held for development                                              7,051,000       7,051,000
                                                                         ------------    ------------
     Total investments in real estate                                     232,931,000     288,152,000
     Less accumulated depreciation                                         63,639,000      64,238,000
                                                                         ------------    ------------
                                                                          169,292,000     223,914,000
   Cash and cash equivalents                                                3,566,000       4,936,000
   Other assets                                                             5,454,000       7,323,000
                                                                         ------------    ------------
     Total assets                                                         178,312,000     236,173,000
                                                                         ------------    ------------
   Liabilities
   Mortgage notes payable                                                 131,002,000     174,456,000
   Bank loans payable                                                      11,928,000      15,208,000
   Due to the Trust                                                         2,418,000       1,990,000
   Other liabilities                                                        4,729,000       5,197,000
                                                                         ------------    ------------
     Total liabilities                                                    150,077,000     196,851,000
                                                                         ------------    ------------
   Net equity                                                              28,235,000      39,322,000
   Partners' share                                                        (13,010,000)    (18,734,000)
                                                                         ------------    ------------
   Investment in partnerships and joint ventures                         $ 15,225,000    $ 20,588,000
                                                                         ============    ============

   For the years ended August 31                                                 1994            1993           1992
                                                                         ------------    ------------    -----------
   Gross revenues from real estate                                       $ 51,088,000    $ 55,700,000    $53,924,000
                                                                         ------------    ------------    -----------
   Expenses
     Property operating expenses                                           22,601,000      21,713,000     20,877,000
     Mortgage and bank interest expense                                    12,668,000      16,379,000     17,793,000
     Depreciation and amortization                                          6,406,000       8,179,000      7,765,000
                                                                         ------------    ------------    -----------
                                                                           41,675,000      46,271,000     46,435,000
                                                                         ------------    ------------    -----------
                                                                            9,413,000       9,429,000      7,489,000
     Partners' share                                                       (4,997,000)     (4,679,000)    (3,839,000)
                                                                         ------------    ------------    -----------
     Equity in income of partnerships and joint ventures                 $  4,416,000    $  4,750,000    $ 3,650,000
                                                                         ============    ============    ===========


The Trust has a 50% partnership interest in Lehigh Valley Mall Associates which is included in the amounts above. Summarized financial information for this investment which is accounted for by the equity method follows:


                                                                          August 31,      August 31,      December 31,
   For the years ended                                                       1994            1993            1992
                                                                         ------------    ------------    -----------
     Total assets                                                        $ 19,894,000    $ 20,711,000    $21,957,000

     Revenues                                                              13,391,000      13,182,000     12,075,000

     Net income                                                             6,521,000       6,292,000      5,900,000

     Equity in income of partnership                                        3,260,000       3,146,000      2,950,000

       The liability under each mortgage note is limited to the particular property except for two loans in the amount of $21,227,000 which are guaranteed by the partners of the respective partnerships, including the Trust. In addition, a bank loan in the amount of $1,409,000 has been guaranteed by the partners of the partnership including the Trust.

       The Trust's investments in certain partnerships and joint ventures reflect cash distributions in excess of the Trust's net investments totaling $6,270,000 and $9,911,000 at August 31, 1994 and 1993
   respectively. The Trust is generally entitled to a priority return on these investments.

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   3. Mortgage notes and bank loans payable

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Mortgage notes payable which are secured by the related properties are due in installments over various terms extending to the year 2008 with interest at rates ranging from 7.49% to 9.50% with an average interest rate of 8.6%. Principal payments are due as follows:

                    Fiscal Year ending
                    1995                                 $647,000
                    1996                                  701,000
                    1997                                  761,000
                    1998                                  822,000
                    1999                                  889,000
                    2000 and thereafter                40,199,000
                                                      -----------
                                                      $44,019,000
                                                      ===========

        As of August 31, 1994, the Trust had available $55,000,000 of unsecured revolving lines of credit of which $46,655,000 has been borrowed, ($36,136,000 directly by the Trust and $10,519,000 through partnerships and joint ventures). The loans bear interest at rates tied to the prime rate with no requirements for compensating balances. The weighted average interest rate based on amounts borrowed was 6.5% at August 31, 1994. Under the lines of credit, the Trust must maintain a minimum net worth, as defined in the loan documents, and maintain cash and cash equivalents of at least $3,000,000, which may include up to $2,000,000 of the Trust's share of cash and cash equivalents held by partnerships and joint ventures. At August 31, 1994 the Trust was in compliance with all debt covenants.

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   4. Beneficiaries' equity

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   During fiscal 1992, the Trust sold 500,000 shares of beneficial interest through a private placement at a price of $19.25 per share. The net proceeds after offering costs were $9,119,000.

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   5. Pension plan

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   The Trust maintains a noncontributory, defined benefit pension plan for all eligible employees. Benefits under the plan are generally based on years of service and final pay. Pension costs are accrued and funded annually from entry date in the plan to projected retirement date and include service costs for benefits earned during the period, interest costs on the projected benefit obligation less the return on plan assets. Pension cost was $94,000, $88,000 and $102,000 for the years ended August 31, 1994, 1993 and 1992, respectively. The actual return on plan assets was ($30,000) and $111,000 for the years ended August 31, 1994 and 1993, respectively. The funding status of the pension plan is:


   At August 31                                              1994          1993
                                                       ----------    ----------
   Actuarial present value of benefit obligations:
     Vested benefit obligation                         $1,675,000    $1,544,000
     Accumulated benefit obligation                     1,680,000     1,549,000
     Projected benefit obligation                       2,067,000     2,002,000
     Plan assets at market value                        1,567,000     1,499,000
   Key assumptions used in these determinations were:
     Discount rate                                           7.0%          6.5%
     Rate of increase in compensation levels                 5.0%          5.5%
     Expected long-term rate of return                       8.5%          8.5%
    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   6. Stock Option Plans

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   In December 1990, the shareholders approved an incentive stock option plan for key employees and a stock option plan for non-employee trustees, covering 200,000 and 100,000 shares of beneficial interest, respectively. Under the terms of the plans, the purchase price of shares subject to each option granted will be at least equal to the fair market value of the shares on the date of grant. Options under the incentive stock option plan may be exercised as determined by the Trust, but in no event later than 10 years from the date of grant. In December 1993, the Board of Trustees amended the incentive stock option plan for key employees, subject to

   Notes continued

   shareholder approval at their meeting on December 15, 1994, to increase the number of shares subject to option to 400,000 shares, changed the name of the plan to "1990 Incentive and Non Qualifying Stock Option Plan" and to expand some provisions of the plan. The stock option plan for non-employee trustees provides for annual grants of 1,000 options (becoming exercisable in four equal installments). The options expire 10 years after the date of grant.
    In December 1993, the Board of Trustees in accordance with the Employment Agreement with Jonathan B. Weller to be President and Chief Operating Officer of the Trust adopted, subject to shareholders' approval at their meeting on December 15, 1994, a non-qualifying stock option plan covering 100,000 shares. Mr. Weller was granted options on February 1, 1994, when he commenced his employment with the Trust, for 100,000 shares at a price of $24.625 per share, having a term of 10 years and subject to the other terms and conditions set forth in the plan. Should the shareholders not approve the adoption of the plan, Mr. Weller's options will be null and void.
    Changes in options outstanding are as follows:


                                                         Plan For             Plan For
                                                       Key Employees    Non-Employee Trustees
                                                       -------------    ---------------------
   Options outstanding at 8/31/93 .................        89,500              23,250
   Options granted.................................        85,000               6,000
   Options exercised...............................       (20,625)                  0
                                                          -------              ------
   Options outstanding at 8/31/94..................       153,875              29,250
                                                          =======              ======


    As of August 31, 1994, options for 185,000 shares had been granted pursuant to the incentive stock option plan of which 153,875 remain outstanding at $16.00 to $23.625 per share and options for 30,000 shares had been granted, pursuant to the stock option plan for non-employee trustees of which 29,250 shares remain outstanding at $15.75 to $25.375 per share.

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   7. Commitments and Contingencies

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   Environmental matters have arisen at certain properties in which the Trust has an interest. The Trust has retained environmental consultants in order to investigate these matters. At one shopping center, in which the Trust has a 60% ownership interest, a plan has been submitted to the state regulatory agency in order to remediate groundwater contamination caused by a former tenant who operated a dry cleaning establishment. Estimates to remediate the contamination range from $300,000 to $500,000. At another property, in which the Trust has a 50% ownership interest, groundwater contamination exists which the Trust alleges was caused by the former tenant. Estimates to remediate this property, which are subject to the length of monitoring and the extent of remediation required, range from $400,000 to $1,000,000. In addition, buried organic material, which caused unacceptable levels of methane gas, was recently removed from the site of an apartment project, in which the Trust has a 50% interest, at a cost of approximately $400,000.
    The Trust has recorded its share of these liabilities totaling $580,000 related to the consultants' evaluation of these matters which, in certain instances, are subject to applicable state approvals of the remediation plans. In Management's opinion no material incremental cost will be incurred on these properties. The Trust will pursue recovery of remediation costs from all of the responsible parties, including its tenants and partners.
    The Trust has been named as a defendant in a suit brought by persons and their affiliates who are partners of the Trust in three partnerships. The Trust is vigorously defending the suit and has denied the plaintiffs' allegations. The Trust also believes that it has viable claims against certain of the same partners (or their affiliates) which it is asserting. As the pleadings are not yet closed and discovery is still in the preliminary stages, it is not possible to judge the ultimate outcome of these suits at this time. However, Management does not believe that resolution of these matters will have a material effect on the Trust's financial condition or results of operations.
    The Trust has committed and expects to fund up to $1,900,000 of cash contributions to the partnership which owns Laurel Mall for cost related to the recent expansion.
    Future minimum rentals receivable under non-cancelable operating leases at August 31, 1994 are as follows:


                       1995          $ 6,541,000
                       1996            4,401,000
                       1997            4,323,000
                       1998            4,031,000
                       1999            3,494,000
                       Thereafter     21,052,000
                                      ----------
                                     $43,842,000
                                     ===========

     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
     8. Acquisitions:

     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

   The Trust acquired two properties during the year ended August 31, 1994 for approximately $36,100,000 which were accounted for by the purchase method. The results of each property were included from the respective acquisition date. In addition, in settlement of a partners' obligation to the Trust, the Trust acquired a partner's 50% interest in the partnership owning a shopping center in which the Trust previously held a 50% partnership interest. The pro forma financial information may not be indicative of results that would have been reported if the acquisitions had occurred on September 1, 1993. Also, amounts presented below may not be indicative of future results.

   Year ended August 31, 1994 (unaudited)
   -------------------------------------------------------------------

   Pro forma total revenues                                  $32,136,000
   Pro forma net income                                      $20,744,000

   Pro forma earnings per share                              $2.39

     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
     9. Summary of quarterly results (unaudited)

     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

     The following presents a summary of the unaudited quarterly financial information for the years ended August 31, 1994 and 1993 (thousands of dollars, except per share data).


   ----------------------------------------------------------------------------------------------------

   For the year ended August 31, 1994                      1st       2nd       3rd       4th      Total
   ----------------------------------------------------------------------------------------------------
   Revenues                                            $ 6,480    $6,525    $7,263    $7,646    $27,914
   Income before gains on sales of  interests in
     real estate                                         2,957     2,612     2,342       414      8,325
   Gains on sales of interests in real  estate          12,223       106         -        33     12,362
   Net income                                           15,180     2,718     2,342       447     20,687
   Net income per share:
    Income before gains on sales of   interests in
     real estate                                       $   .34    $  .30    $  .27    $  .05    $   .96
    Gains on sales of interest in real   estate           1.41       .01         -       .01       1.43
                                                       -------    ------    ------    ------    -------
      Total                                            $  1.75    $  .31    $  .27    $  .06    $  2.39
                                                       =======    ======    ======    ======    =======

   ----------------------------------------------------------------------------------------------------

   For the year ended August 31, 1993                      1st       2nd       3rd       4th      Total
   ----------------------------------------------------------------------------------------------------

   Revenues                                            $ 4,285    $4,972    $6,011    $6,357    $21,625
   Income before gains on sales of  interests in
     real estate                                         2,505     2,581     2,201     2,838     10,125
   Gains on sales of interests in real  estate           3,875         -         -         -      3,875
   Net income                                            6,380     2,581     2,201     2,838     14,000
   Net income per share:
    Income before gains on sales of   interest in
     real estate                                       $   .29    $  .30    $  .25    $  .33    $  1.17
    Gains on sales of interests in real   estate           .45         -         -         -        .45
                                                       -------    ------    ------    ------    -------
      Total                                            $   .74    $  .30    $  .25    $  .33    $  1.62
                                                       =======    ======    ======    ======    =======


    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   10. Subsequent Events

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
   In November 1994, the Trust replaced its unsecured revolving credit agreement, increasing the amount of the revolving lines of credit to $78,000,000 with an interest rate of either LIBOR plus 1.85% or the prime rate, at the Trust's option. The term of these lines was extended to 30 months.
    The Trust has signed an agreement to acquire a 522 unit apartment complex in Boca Raton, Florida for approximately $31,500,000. The Trust anticipates spending an additional $2,100,000 for closing costs and enhancements to the units and the community. This acquisition, will be financed through a $32,000,000 secured borrowing with a one year term with any additional amount required to be funded from the Trust's revolving credit facility. It is anticipated this acquisition will close by November 30, 1994.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

       To the Shareholders and Trustees of
   Pennsylvania Real Estate Investment Trust:

    We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania Trust) and Subsidiaries as of August 31, 1994 and 1993, and the related consolidated statements of income, beneficiaries' equity and cash flows for each of the three years in the period ended August 31, 1994. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1994 financial statements of Lehigh Valley Mall Associates, a partnership in which the Trust has a 50 percent interest which is reflected in the accompanying financial statements using the equity method of accounting. The equity in net income of Lehigh Valley Mall Associates represents 16 percent of net income. The financial statements of Lehigh Valley Mall Associates were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Lehigh Valley Mall Associates, is based solely on the report of the other auditors.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audits provide a reasonable basis for our opinion.
    In our opinion, based upon our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and Subsidiaries as of August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1994 in conformity with generally accepted accounting principles.



                                                       ARTHUR ANDERSEN LLP




   Philadelphia, PA
   October 24, 1994

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

   LIQUIDITY AND CAPITAL RESOURCES

       On August 31, 1994 liquidity was provided by cash and cash equivalents of $4.1 million, including the Trust's proportionate share of cash held by partnerships and joint ventures, and by the unused portion of the Trust's lines of credit in the amount of $8.4 million.

       Management expects to have adequate resources to meet the Trust's projected uses of funds. However, events such as acquisitions of properties, reductions in the Trust's lines of credit, or failure of the Trust's partners to make capital contributions when due could result in the need to obtain additional sources of funds. These sources could include refinancing of existing mortgage debt, sale of assets, securing loans on the 17 properties presently unencumbered by debt, other securitized borrowings, or the sale of shares of beneficial interest.

   Lines of Credit

       The present lines of credit total $55 million of which $46.6 million was in use on August 31, 1994, leaving an unused balance of $8.4 million. Included in the amount in use was $10.5 million borrowed by various partnerships in which the Trust or its subsidiaries have an interest.

       In connection with these lines of credit, the Trust has agreed to certain covenants, including maintaining a minimum net worth, as defined in the loan documents, and maintaining cash and cash equivalent levels of at least $3 million. The Trust has never failed to be in compliance with these covenants.

       In November 1994 the Trust replaced its unsecured revolving credit agreement, increasing the amount to $78,000,000 and extending the term from one year to 30 months. The interest rate is either LIBOR plus 1.85% or the prime rate, at the Trust's option.

   Other Borrowings

       The financial obligations of Emerald Point Apartments (formerly Regency Apartments) in Virginia Beach, VA totaling approximately $17.5 million will be refinanced in December 1994, through the Fannie Mae Pass-Through Certificate program at an average interest rate of 6.8% payable over 14 years with a final principal payment of $12.5 million in December, 2008. The loan is guaranteed by the Federal National Mortgage Association (FNMA). The interest on these obligations is exempted from Federal and Virginia Income Taxes and is presently 7.49%. The annual payments of debt service will be reduced to $1.4 million from $1.5 million. A partner of a subsidiary of the Trust has a 35% minority interest in the property.

       Laurel Mall, in which a subsidiary of the Trust has a 40% interest, has recently been expanded. The total cost of the project, including both the original investment as well as the estimated cost of the expansion is $30.6 million. As of August 31, 1994, an institutional lender had advanced $20.3 million to the partnership and is committed to advance up to an additional $10.3 million as construction and leasing is completed. The loan becomes due in July, 1998. Management anticipates that a permanent non-recourse mortgage will be obtained to replace the existing mortgage. At such time the Trust will be required to advance 57% of the difference, if any, between the existing financing and the new permanent mortgage. In addition, the Trust is obligated to fund 40% of project costs in excess of $30.6 million. Until then, the Trust and its partners have jointly and severally guaranteed repayment of the full balance of the loan and have similarly guaranteed completion of the project.

       The Trust may be contingently liable for portions of several loans not directly reflected on its balance sheet, being the portion of loans secured by properties in which it has an interest, which loans are not limited in recourse to the real estate. (See Note 2 of notes to consolidated financial statements.)

   Significant Capital Events

       The Trust has agreed to acquire five apartment properties containing a total of 1,122 units in Pennsylvania and Florida, subject to due diligence reviews including environmental, physical conditions and financial review. If all five properties are purchased, the total acquisition costs, including closing costs and physical improvements are estimated to be $51 million. The sources to fund these acquisitions are the Trust's expanded lines of credit and a one
   year term loan secured by certain of the Trust's    properties.

       The Trust anticipates spending approximately $1,600,000 for routine replacements of carpets and appliances at its wholly-owned apartment properties during the coming year. A portion of a shopping center in which the Trust owns a 50% interest now under lease to a major retailer will undergo general repairs and improvements at a cost to the Trust of approximately $450,000. A lease has been signed with a major retailer for a 113,000 square foot store in one of the Trust's wholly-owned shopping centers, the total cost of which will be approximately $8.6 million, and construction is expected to begin in the spring of 1995 for opening in fiscal 1996.

       Over the next three years, three mortgage loans which are secured by properties in which the Trust has an interest come due as follows: 1995 $3,756,000, 1996 $5,830,000, 1997, none.

   Environmental and Litigation Matters

       Environmental matters have arisen at certain properties in which the Trust has an interest. The Trust has retained environmental consultants in order to investigate these matters.

       The Trust is involved in litigation with its partners who are the same persons in three partnerships. Two of the partnerships own apartment properties which are being managed by the partners. The Trust's ability to influence management policies and practices and the economic return produced by the properties are affected by the pendency of the litigation. (See Note 7 of the notes to consolidated financial statements regarding both environmental and litigation matters.)

   Competition

       Several projects have been completed or announced recently which will directly compete with properties in which the Trust has an interest. Lehigh Valley Mall and Whitehall Mall, in which the Trust owns a 50% interest, are located in Whitehall Township (near Allentown), Pennsylvania. A shopping center of 289,000 square feet will open in that township in November 1994. Tenants include K-Mart, Giant Foods, Pier One Imports and Barnes & Noble. Another shopping center is under construction in the same township in which Wal-Mart is expected to open by the spring of 1995. Sam's Warehouse Club is expected to commence construction within one year. The Trust also owns Crest Plaza, located about 4 miles from the site.

       The Trust has a 40% interest in Laurel Mall, Hazleton, PA. Adjacent to Laurel Mall, a store of 180,000 square feet is under construction for Wal-Mart which is expected to open by the spring of 1995.

       The Trust has a 50% interest in Palmer Park Mall, Easton PA. A developer has applied for governmental approval to construct a 400,000 square foot shopping center approximately 3 miles from the site. The anchor tenants are reported to be Wal-Mart and Sam's Warehouse Club, which are expected to occupy 125,000 and 128,000 square feet, respectively. Site plan approval has not yet been received by the developer, but it is believed that it will be forthcoming.

       The Trust owns Kenwood Gardens Apartments, a 504 unit complex in Toledo, Ohio. Nearly 50% of the tenants are students at the University of Toledo. That institution is now undertaking the construction of new dormitories which are expected to house 400 students and will be completed in the fall of 1995.

   Economic Conditions - Unemployment

       Both long-term and short-term interest rates increased during the year as evidenced by an increase in the prime rate from 6% to 7 3/4%. Changes in interest rates often affect the pace of single family and multifamily construction and ultimately the competition for apartment tenants. In Broward and Palm Beach Florida counties, the issuance of multifamily building permits increased at an annualized rate of 49% during the year.

       Unemployment rates generally are believed to affect indirectly both retail sales and apartment occupancy. The unemployment rate in the Ft. Lauderdale MSA (Broward County area) was 6.9% during the second quarter of 1994, while total employment increased 3.6% from the prior year. In the West Palm Beach - Boca Raton MSA unemployment was 9.0% while total employment increased by 4.0% from the prior year. In the Allentown, Pennsylvania MSA, unemployment dropped from 7.2% in August of 1993 to 6.3% in August of 1994. In Toledo, Ohio, the rates were 6.5% in August of 1993, and 6.1% a year later. In Harrisburg, Pennsylvania the rates were 4.6% and 4.3% respectively.

       It is not possible to determine what effect new single family and multifamily construction, employment and population growth, and unemployment will have on the occupancy or rental rates of the Trust's properties. Properties located in the above areas accounted for over 50% of the Funds From Operations of the Trust in the last fiscal year.

   Investing Activities

       During the fiscal year ended August 31, 1994, the Trust invested $37 million in real estate of which $36.1 million was borrowed through the Trust's line of credit. This includes investments of $12.7 million in Hidden Lakes Apartments near Dayton, Ohio, a 360 unit garden apartment complex and $21.8 million in The Palms of Pembroke, in Southwest Broward County, Florida, a 348 unit garden apartment property. Approximately $3 million was invested in other properties wholly-owned by the Trust.

       Cash proceeds from the sale of real estate investments were $14.5 million compared to $5.2 in 1993 as a result of the sale of interests in five properties. The Trust realized cash proceeds of $2.5 million from the maturing or disposition of U.S. Treasury obligations.

   Financing Activities

       Financing activities by the Trust during the period principally consisted of proceeds received from mortgage and bank borrowings. The total amount was $36.1 million compared to $41.5 million in 1993.

       The Trust borrowed $34.5 million for the acquisition of Hidden Lakes Apartments and The Palms of Pembroke.

       The Trust received proceeds of $14.5 million from sales of five properties. The funds were used to discharge bank debt.

       Distributions to beneficiaries during fiscal year ended 1994 increased to $16.1 million from $15.4 million in 1993.

   RESULTS OF OPERATIONS

   Fiscal 1994 Compared With Fiscal 1993

       Net income for the fiscal year 1994 increased to $20,687,000 from $14,000,000 for the comparable period in 1993, principally as a result of an increase in gains on sales of interests in real estate of $8,487,000 and the results of operations from newly acquired properties. This was offset by an increase in the provision for losses on investments of $1,475,000.

       In the fiscal year 1994, the Trust sold interests in Village Shopping Center, Gary, Indiana (which was wholly owned); Commons of Chicago Ridge, Chicago Ridge, Illinois; Sheridan Village Shopping Center, Peoria, Illinois and land parcels. The gains totaled $12,362,000. In the comparable period in fiscal 1993, the Trust sold interests in Park Hills Plaza and Valley Forge Mall and realized gains totaling $3,875,000.

       Gross revenue from wholly owned and controlled real estate increased to $27,640,000 from $21,083,000, primarily due to revenue from Cobblestone Apartments acquired in December 1992, Shenandoah Village Apartments acquired in August 1993, Emerald Point, Virginia Beach, Virginia, acquired in February 1993, Hidden Lakes Apartments, Dayton, Ohio, acquired in February 1994, and Mandarin Corners Shopping Center which became a wholly owned property in February 1994.

       Principally, as a result of these acquisitions, operating expenses for wholly owned and controlled properties increased to $11,758,000 from $8,959,000; depreciation and amortization increased to $3,541,000 from $2,784,000; and mortage and bank loan interest increased to $4,162,000 from $2,222,000.

       Provision for losses on investments increased to $1,795,000 from $320,000. (See Note 1 to consolidated financial statements.)
       Interest and other income decreased to $274,000 from $542,000, due to maturing of invested Treasury obligations, a portion of such proceeds having been invested in real estate.
       General and administrative expenses increased to $2,528,000 from $1,873,000, due to the addition of a new president for the Trust and an increase in officers' compensation and professional fees, including legal fees dealing with litigation with a partner.
       Equity in income of partnerships and joint ventures decreased from $4,750,000 to $4,416,000 primarily due to recognition of environmental costs and reserves associated with five properties which totaled $760,000 as compared to $50,000 in the prior year. This was offset by an increase in equity in income from Countrywood Apartments acquired in August 1993 of $158,000 and the disposition of the Commons of Chicago Ridge, Chicago Ridge, Illinois in October 1993 which incurred a loss of $368,000 for fiscal 1993.

   Fiscal 1993 Compared With Fiscal 1992
       Net income for the fiscal year 1993 increased to $14,000,000 from $8,677,000 for the comparable period of 1992 , principally as a result of gains on sales of interests in real estate of $3,875,000. The acquisition of Cobblestone Apartments added $461,000 and improved performance of existing properties such as Lehigh Valley Mall added $740,000. The properties sold were Valley Forge Mall and Park Hills Plaza.
       Gross revenue from real estate increased to $21,083,000 from $16,064,000, primarily due to the revenues from Cobblestone Apartments which was acquired in December, 1992 and Emerald Point acquired in February, 1993. Interest and other income decreased to $541,000 from $795,000 due to the maturing of invested Treasury obligations, as well as a reduction in the rates received on such investments.
       Property operating expenses increased to $8,959,000 from $6,607,000 primarily due to operating expenses on Cobblestone Apartments and Emerald Point.
       Mortgage and bank interest expense increased to $2,222,000 from $945,000 primarily due to the acquisition of Cobblestone Apartments and Emerald Point and interest expense on Camp Hill Plaza Apartments which was financed in February 1992. Interest expense was reduced by $460,000 due to the prepayment of mortgages in February 1992 on Kenwood Gardens and Lakewood Hills.
       Equity in income of partnerships and joint ventures increased by $1,100,000, primarily due to an increase in gross rental income of $840,000 from Lehigh Valley Mall and $250,000 from the Commons of Chicago Ridge and a reduction in the interest rate on borrowings for Sheridan Village Shopping Center which reduced its mortgage interest expense by $134,000.
       The net income from Marylander Apartments declined by $100,000 because of an increase in vacancies to 12% from 10% and an increase of 10% in operating expenses.

   Fiscal 1992 Compared with Fiscal 1991

       Net income for fiscal year 1992 decreased to $8,677,000 from $10,350,000 for the comparable period of 1991, principally as a result of gains on sales of interests in real estate of $1,600,000 in 1991.
       Gross revenue from real estate increased to $16,064,000 from $15,474,000 primarily due to the revenue from six apartment properties.
       Property operating expenses increased to $6,608,000 from $6,132,000 primarily due to operating expenses on six apartment properties and one shopping center.
       Equity in income of partnerships and joint ventures increased by $156,000 primarily due to an increase in gross rental income of $208,000 for Sheridan Village Shopping Center.