Form 10-K, Exhibit 13
period 1995-08-31
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
filed 1995-11-29
CIK 77281


Financial highlights

                                                                      Years Ended August 31
(Thousands of dollars except per share results)           1995      1994      1993       1992        1991
-------------------------------------------------------------------------------------------------------------------
Operating results
Income Before Gains on Sales of
  Interests in Real Estate                            $ 11,106  $  8,325  $ 10,125   $  8,677    $  8,750
Gains on Sales of Interests in Real Estate                 119    12,362     3,875         --       1,600
  Net Income                                            11,225    20,687    14,000      8,677      10,350
Distributions Paid to Beneficiaries                     16,302    16,121    15,386     14,860(1)   13,997
-------------------------------------------------------------------------------------------------------------------
Per share results
Income Before Gains on Sales
  of Interests in Real Estate                         $   1.28  $    .96  $   1.17   $   1.01    $   1.07
Gains on Sales of Interests in Real Estate                 .01      1.43       .45         --         .20
Net Income                                                1.29      2.39      1.62       1.01        1.27
Distributions Paid                                        1.88      1.86      1.78       1.72(1)     1.72
Distribution Rate at Fiscal Year End                      1.88      1.88      1.80       1.72        1.72
-------------------------------------------------------------------------------------------------------------------
Balance sheet data
Investments in Real Estate, at Cost                   $195,929  $154,281  $112,262   $ 64,612    $ 62,075
Total Assets                                           181,336   142,495   107,853     66,250      57,680
Total Mortgage and Bank Loans Payable                  122,518    80,155    51,929     10,772       8,769
-------------------------------------------------------------------------------------------------------------------

Funds from operations(2)
                                                                      Years Ended August 31
(Thousands of dollars)                                    1995      1994      1993       1992        1991
-------------------------------------------------------------------------------------------------------------------
Net income                                            $ 11,225  $ 20,687  $ 14,000   $  8,677    $ 10,350
Less: Gains on sales of interests in real estate           119    12,362     3,875         --       1,600
-------------------------------------------------------------------------------------------------------------------
                                                        11,106     8,325    10,125      8,677       8,750
Plus:
  Depreciation and amortization:
    Wholly owned and consolidated
    partnerships(3)                                      5,044     3.322     2,685      2,101       1,977
    Partnerships and joint ventures                      3,214     3,229     4,119      3,960       3,766
  Provision for losses(4)                                   --     1,795       320        320         320
-------------------------------------------------------------------------------------------------------------------
Funds from operations                                 $ 19,364  $ 16,671  $ 17,249   $ 15,058    $ 14,813
===================================================================================================================

Funds from operations ($ in millions)





          BAR GRAPH APPEARED IN ANNUAL REPORT. THE VALUES APPEAR BELOW:
          -------------------------------------------------------------







                                  Fiscal Years
  ----------------------------------------------------------------------------
  1986    1987    1988    1989    1990    1991    1992    1993    1994    1995
  ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
  12.7    13.2    14.4    15.4    15.3    14.8    15.1    17.2    16.7    19.4




Dividend rate per share at fiscal year end adjusted for share splits (in dollars)





          BAR GRAPH APPEARED IN ANNUAL REPORT. THE VALUES APPEAR BELOW:
          -------------------------------------------------------------




                                  Fiscal Years
  ----------------------------------------------------------------------------
  1986    1987    1988    1989    1990    1991    1992    1993    1994    1995
  ----    ----    ----    ----    ----    ----    ----    ----    ----    ----
  1.40    1.52    1.60    1.68    1.72    1.72    1.72    1.80    1.88    1.88



(1) In 1992, distributions paid to beneficiaries and distributions paid per share have been adjusted to reflect the annualized change from a semi-annual distribution to a quarterly distribution (Actual amount paid during the fiscal year was $11,145,000 or $1.29 per share).

(2) Defined as net income excluding gains or losses from sales of property, plus depreciation and amortization and other non-cash charges and similar adjustments for unconsolidated joint ventures. This does not represent cash generated from operations as defined by Generally Accepted Accounting Principles (GAAP) and is not necessarily indicative of cash available to fund cash needs.

(3) Net of minority interest share of $241,000 and $219,000 in 1995 and 1994, respectively.

(4) See Note 1 to consolidated financial statements.

Consolidated Balance Sheets

                                                                                At August 31
                                                                          1995                 1994
-------------------------------------------------------------------------------------------------------------------
Assets
Investments in Real Estate, At Cost (Notes 1, 3 and 7):
Apartment buildings                                                 $  154,907,000      $   116,918,000
Industrial properties                                                    5,078,000            5,078,000
Shopping centers and retail stores                                      32,354,000           32,285,000
-------------------------------------------------------------------------------------------------------------------
Total investments in real estate                                       192,339,000          154,281,000
   Less accumulated depreciation                                        38,828,000           33,735,000
-------------------------------------------------------------------------------------------------------------------
                                                                       153,511,000          120,546,000

Land held for sale                                                       3,590,000                   --
Investments in Partnerships and Joint Ventures, At Equity
   (Notes 1 and 2)                                                      17,439,000           15,225,000
Advances to Partnerships and Joint Ventures                              2,414,000            2,418,000
Notes Receivable                                                         1,649,000            1,649,000
-------------------------------------------------------------------------------------------------------------------
                                                                       178,603,000          139,838,000
   Less allowance for possible losses (Note 1)                           2,775,000            3,235,000
-------------------------------------------------------------------------------------------------------------------
                                                                       175,828,000          136,603,000
 Other Assets:
   Cash and cash equivalents                                             1,098,000            2,152,000
   Rents and sundry receivables                                            346,000              328,000
   Deferred costs, prepaid real estate taxes and expenses, net           4,064,000            3,412,000
-------------------------------------------------------------------------------------------------------------------
                                                                    $  181,336,000      $   142,495,000
===================================================================================================================

Liabilities and Beneficiaries' Equity
Mortgage Notes Payable (Note 3)                                     $   78,198,000      $    44,019,000
Bank Loans Payable (Note 3)                                             44,320,000           36,136,000
Tenants' Deposits and Deferred Rents                                     1,352,000            1,214,000
Accrued Pension and Retirement Benefits (Notes 1 and 4)                  1,213,000            1,084,000
Accrued Expenses and Other Liabilities                                   3,954,000            2,886,000
-------------------------------------------------------------------------------------------------------------------
                                                                       129,037,000           85,339,000
-------------------------------------------------------------------------------------------------------------------
Minority Interest in Consolidated Partnership (Note 1)                     528,000              408,000
-------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 6)

Beneficiaries' Equity
($5.97 and $6.55 per share at August 31, 1995 and 1994)
(Notes 1 and 5):
Shares of Beneficial Interest, $1 Par; Authorized, Unlimited;
   Issued and Outstanding 8,676,098 Shares in 1995 and 8,669,848
   Shares in 1994                                                        8,676,000            8,670,000
Capital Contributed in Excess of Par                                    53,133,000           53,039,000
Distributions in Excess of Net Income                                  (10,038,000)          (4,961,000)
-------------------------------------------------------------------------------------------------------------------
                                                                        51,771,000           56,748,000
-------------------------------------------------------------------------------------------------------------------
                                                                       181,336,000      $   142,495,000
===================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

                                                                 For the years ended August 31
                                                             1995             1994              1993
-------------------------------------------------------------------------------------------------------------------
Revenues
Gross revenues from real estate (Note 6)               $  36,978,000    $  27,640,000     $  21,083,000
Interest and other income                                    176,000          274,000           542,000
-------------------------------------------------------------------------------------------------------------------
                                                          37,154,000       27,914,000        21,625,000
-------------------------------------------------------------------------------------------------------------------
Expenses
Property operating expenses                               14,859,000       11,758,000         8,959,000
Depreciation and amortization (Note 1)                     5,286,000        3,541,000         2,784,000
General and administrative expenses (Notes 1 and 4)        3,091,000        2,528,000         1,873,000
Mortgage and bank loan interest                            8,908,000        4,162,000         2,222,000
Provisions for losses on investments (Note 1)                     --        1,795,000           320,000
-------------------------------------------------------------------------------------------------------------------
                                                          32,144,000       23,784,000        16,158,000
-------------------------------------------------------------------------------------------------------------------
Income before minority interest, equity in income of
   partnerships and joint ventures and gains on sales
   of interests in real estate                             5,010,000        4,130,000         5,467,000
Minority interest                                           (285,000)        (221,000)          (92,000)
Equity in income of partnerships and joint ventures
   (Notes 1 and 2)                                         6,381,000        4,416,000         4,750,000
Gains on sales of interests in real estate                   119,000       12,362,000         3,875,000
-------------------------------------------------------------------------------------------------------------------
Net income                                              $ 11,225,000    $  20,687,000     $  14,000,000
===================================================================================================================
Net Income Per Share (Note 1)                           $       1.29    $        2.39     $        1.62
===================================================================================================================

The accompanying notes are an integral part of these statements.


Consolidated Statements of
Beneficiaries' Equity

                                                           For the three years ended August 31, 1995
                                                             Shares           Capital
                                                       of beneficial      contributed     Distributions
                                                            interest        in excess         in excess
                                                             $1 par            of par     of net income
-------------------------------------------------------------------------------------------------------------------
Balance, September 1, 1992                              $  8,640,000    $  52,595,000     $  (8,141,000)
  Net income                                                      --               --        14,000,000
  Shares issued upon exercise of options (Note 5)              9,000          135,000                --
  Distributions paid to beneficiaries ($1.78 per share)           --               --       (15,386,000)
-------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1993                                   8,649,000       52,730,000        (9,527,000)
  Net income                                                      --               --        20,687,000
  Shares issued upon exercise of options (Note 5)             21,000          309,000                --
  Distributions paid to beneficiaries ($1.86 per share)           --               --       (16,121,000)
-------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1994                                   8,670,000       53,039,000        (4,961,000)
  Net income                                                                                 11,225,000
  Shares issued upon exercise of options (Note 5)               6000           94,000
  Distributions paid to beneficiaries ($1.88 per share)                                     (16,302,000)
-------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1995                                $  8,676,000    $  53,133,000     $ (10,038,000)
===================================================================================================================

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

                                                                     For the years ended August 31
                                                                1995             1994              1993
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                 $ 11,225,000    $  20,687,000     $  14,000,000
Adjustments to reconcile net income to net cash
provided by operating activities:
  Minority interest in income of consolidated partnership       285,000          221,000            92,000
  Depreciation and amortization                               5,286,000        3,541,000         2,784,000
  Gains on sales of interests in real estate                   (119,000)     (12,362,000)       (3,875,000)
  (Decrease) increase in allowance for possible losses         (460,000)       1,795,000           320,000
  Change in assets and liabilities:
    Rents and sundry receivables                                (18,000)         161,000          (102,000)
    Deferred costs, prepaid real estate taxes
      and expenses, net.                                       (837,000)         536,000        (1,544,000)
    Accrued pension and retirement benefits                     130,000            4,000            (3,000)
    Accrued expenses and other liabilities                    1,042,000        1,028,000           915,000
    Tenants' deposits and deferred rents                        138,000          298,000           447,000
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                    16,672,000       15,909,000        13,034,000
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
Investments in wholly owned real estate                     (38,058,000)     (37,144,000)      (48,333,000)
Investments in partnerships and joint ventures                 (983,000)        (471,000)       (7,416,000)
Cash proceeds from sales of real estate investments                  --       14,540,000         5,175,000
Increase in advances to partnerships and joint ventures        (749,000)        (429,000)         (414,000)
Cash distributions from partnerships and joint ventures
   (less than) in excess of equity in income                   (127,000)       2,529,000         2,463,000
Net cash (distributions to) contributions from
   minority partners                                           (165,000)        (144,000)          240,000
Decrease (increase) in notes receivable                              --            6,000          (363,000)
Decrease in U.S. Treasury obligations                                --        2,589,000         9,965,000
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                       (40,082,000)     (18,524,000)      (38,683,000)
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
Principal installments on mortgage notes payable               (821,000)        (576,000)         (385,000)
Increase in mortgage notes payable                           35,000,000               --        27,240,000
Prepayment of mortgage notes payable                                 --       (2,164,000)               --
Proceeds from bank loan payable                              39,379,000       36,136,000        14,300,000
Increase in bank loan payable                               (35,000,000)     (14,300,000)               --
Shares of beneficial interest issued                            100,000          330,000           144,000
Distributions paid to beneficiaries                         (16,302,000)     (16,121,000)      (15,386,000)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                    22,356,000        3,305,000        25,913,000
-------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents         (1,054,000)         690,000           264,000
Cash and cash equivalents, beginning of year                  2,152,000        1,462,000         1,198,000
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $  1,098,000    $   2,152,000     $   1,462,000
===================================================================================================================

Supplemental disclosure of non-cash investing activities:
Net assets acquired                                        $  3,590,000               --                --
Liabilities assumed primarily bank loans payable             (3,804,000)              --                --
-------------------------------------------------------------------------------------------------------------------
                                                           $   (214,000)              --                --
===================================================================================================================

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
Years Ended August 31, 1995, 1994 and 1993

1. Summary of significant accounting policies

  Consolidation

The consolidated financial statements of the Trust include the accounts of twelve wholly owned subsidiaries, two are Delaware corporations, one is a Nebraska corporation, one is a Virginia corporation and eight are Florida corporations. One partnership in which the Trust is a 65% general partner, and has control as provided in the partnership agreement, has been consolidated for financial statement presentation. The minority partne's interest is 35%. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Partnership and joint venture investments

In accordance with the American Institute of Certified Public Accountant' Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures," the Trust accounts for its investment in partnerships and joint ventures which it does not control using the equity method of accounting. These investments, which represent 25-to-87.5% non-controlling ownership interests, are recorded initially at the Trus's cost and subsequently adjusted for the Trust's net equity in income and cash contributions and distributions.

  Statements of cash flows

The Trust considers all highly liquid short-term investments with an original maturity of 3 months or less to be cash equivalents. Cash paid for interest was $8,619,000, $3,948,000, and $1,985,000 for the years ended August 31,1995, 1994 and 1993, respectively.

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

  Allowance for possible losses

Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trust's investments is evaluated on an individual investment basis, and to the extent management's estimate of the net realizable value of each investment is less than its carrying value, a provision for possible losses is established. During 1994, a provision of approximately $1,795,000 was recorded for certain investments in the Trus's portfolio, based upon independent appraisals and managemen's estimates of the potential income or loss associated with each property to realize the adjusted carrying value.

  Benefit plans

The Trust has provided pension benefits since 1970 for all employees, excluding the Chairman and CEO for whom retirement benefits are provided in an employment contract. The Trust's policy is to fund such accrued benefit costs. Refer to footnote 4 for further discussion of current year changes to benefit plans.

With regard to the Chairman and CEO's employment contract, no provision was required for fiscal years ended August 31, 1995, 1994 and 1993, respectively.

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

A provision for excise tax was made in 1994 in the amount of $400,000. No provision for excise tax was made for fiscal years 1995 and 1993 as no tax was due.

The tax status of distributions paid to beneficiaries was composed of the following for the calendar years ended December 31, 1994 and 1993.

                                       1994          1993
Ordinary income                       $ .65         $ .96
Capital gains                          1.23           .84
                                      -------------------
                                      $1.88        $ 1.80
                                      ===================


The tax status of distributions paid to beneficiaries for the calendar year ending December 31, 1995 will be determined upon preparation of the Trus's federal income tax return. Management expects such distributions to consist of ordinary income.

  Net income per share

Earnings per share are based on the weighted average number of shares outstanding which were 8,670,810 in 1995, 8,663,646 in 1994 and 8,643,223 in
1993.

  Reclassifications

Certain accounts in the 1993 financial statements have been reclassi-fied to conform with the 1994 presentation.

2. Investments in partnerships and joint ventures The following presents summarized financial information for the Trust's investments in 27 and 28 partnerships and joint ventures at August 31, 1995 and 1994 respectively, and the Trust's equity in income for the years ended August 31, 1995, 1994 and 1993.

                                                                At August 31
                                                            1995             1994
-------------------------------------------------------------------------------------
Assets
Investments in Real Estate at Cost:
  Apartment buildings                                   $103,683,000    $ 102,395,000
  Industrial property                                      1,250,000        1,237,000
  Shopping centers and retail stores                     132,597,000      122,248,000
  Land                                                     4,445,000        7,051,000
                                                        -----------------------------
  Total investments in real estate                       241,975,000      232,931,000
  Less accumulated depreciation                           69,918,000       63,639,000
                                                        -----------------------------
                                                         172,057,000      169,292,000
Cash and cash equivalents                                  7,303,000        3,566,000
Other assets                                               4,544,000        5,454,000
                                                        -----------------------------
Total assets                                             183,904,000      178,312,000
                                                        -----------------------------
Liabilities and Partners' Equity
Mortgage notes payable                                   136,004,000      131,002,000
Bank loans payable                                         8,277,000       11,928,000
Due to the Trust                                           2,414,000        2,418,000
Other liabilities                                          4,571,000         4,729,00
                                                        -----------------------------
 Total liabilities                                       151,266,000      150,077,000
                                                        -----------------------------
Total partners' equity                                    32,638,000       28,235,000
Partners' share                                          (15,199,000)     (13,010,000)
                                                        -----------------------------
Investment in partnerships and joint ventures           $ 17,439,000     $ 15,225,000
                                                        =============================

                                                                    For the years ended August 31
                                                                1995             1994              1993
-------------------------------------------------------------------------------------------------------
Gross revenues from real estate                         $ 52,339,000    $  51,088,000     $  55,700,000
                                                        -----------------------------------------------
Expenses:
  Property operating expenses                             20,477,000       22,601,000        21,713,000
  Mortgage and bank loan interest                         12,463,000       12,668,000        16,379,000
  Depreciation and amortization                            6,502,000        6,406,000         8,179,000
                                                        -----------------------------------------------
                                                          39,442,000       41,675,000        46,271,000
                                                        -----------------------------------------------
                                                          12,897,000        9,413,000         9,429,000
  Partners' share                                         (6,516,000)      (4,997,000)       (4,679,000)
                                                        -----------------------------------------------
Equity in income of partnerships and
  joint ventures                                        $  6,381,000    $   4,416,000     $   4,750,000
                                                        ===============================================

Mortgage notes payable which are secured by the related properties, are due in installments over various terms extending to the year 2020 with interest rates ranging from 7.5% to 10.5% with an average interest rate of 8.89%. Principal payments are due as follows:

Fiscal year ending
                         1996                   $  8,474,000
                         1997                      3,213,000
                         1998                      5,571,000
                         1999                     35,776,000
                         2000                     28,831,000
                         2001 and thereafter      54,139,000
                                                ------------
                                                $136,004,000
                                                ============

The liability under each mortgage note is limited to the particular property except for two loans in the amount of $28,761,000 which are guaranteed by the partners of the respective partnerships, including the Trust. In addition, a bank loan in the amount of $1,306,000 has been guaranteed by the partners of the partnership including the Trust.

The Trust's investments in certain partnerships and joint ventures reflect cash distributions in excess of the Trus's net investments totaling $6,352,000 and $6,270,000 at August 31, 1995 and 1994, respectively.The Trust is generally entitled to a priority return on these investments.

The Trust has a 50% partnership interest in Lehigh Valley Mall Associates which is included in the amounts above. Summarized financial information for this investment which is accounted for by the equity method follows:

                                                  For the years ended
                                           8/31/95       8/31/94        8/31/93
--------------------------------------------------------------------------------
Total assets                           $20,858,000   $19,894,000    $20,711,000
Revenues                                13,667,000    13,391,000     13,182,000
Net income                               7,548,000     6,521,000      6,292,000
Equity in income of partnership          3,774,000     3,260,000      3,146,000

3. Mortgage notes and bank loans payable

Mortgage notes payable which are secured by the related properties are due in installments over various terms extending to the year 2008 with interest at rates ranging from 6.79% to 9.50% with an average interest rate of 8.2%. Principal payments are due as follows:

Fiscal  Year ending
                         1996                   $  1,157,000
                         1997                      1,256,000
                         1998                      1,358,000
                         1999                      1,455,000
                         2000                     34,535,000
                         2001 and thereafter      38,437,000
                                                ------------
                                                $ 78,198,000
                                                ============

In March, 1995 the Trust modified its existing $110 million credit facility by obtaining a $35 million five-year term loan at a fixed rate of interest of 8.62% for the first three years. The Trust has the option of accepting a fixed or floating rate for years four and five.

As of August 31, 1995, the Trust had available $75,000,000 of unsecured revolving line of credit of which $51,308,000 had been borrowed ($44,320,000 directly by the Trust and $6,988,000 through partnerships and joint ventures). As of August 31, 1994, the Trust had available $55,000,000 of unsecured revolving lines of credit of which $46,655,000 had been borrowed ($36,136,000 directly by the Trust and $10,519,000 through partnerships and joint ventures). Under the line of credit, the Trust must maintain minimum net worth and net operating income levels, as defined in the loan document. The line of credit is due to mature on April 30, 1997 and bears interest at LIBOR plus 185 basis points or the prime rate. The weighted average interest rates based on amounts borrowed were 7.98% and 6.5% for the fiscal years ended August 31, 1995 and 1994, respectively.

During 1995, the Trust purchased interest rate protection at a cost of $250,000 on $15,000,000 of outstanding debt at a 30-day LIBOR rate of 7.5% plus 185 basis points limiting the maximum rate to 9.35% for three years. The Trust also limited its exposure to increases in LIBOR on $20,000,000 of its floating rate debt by entering into a swap agreement which fixes a rate of 6.12% verses 30-day LIBOR.

The Trust is exposed to credit loss in the event of non-performance by counterparties to the interest rate protection agreements; however, the Trust does not anticipate non-performance by the counterparties. At August 31, 1995, the Trust was in compliance with all debt covenants.

The carrying values of the mortgage notes and bank loans payable at August 31, 1995 and 1994 were approximately equal to their respective fair values, as determined by using year-end interest rates and market conditions. At August 31, 1995, the fair values of the interest rate protection and swap agreements referred to above were approximately $184,000 and $(230,000), respectively.

4. Benefit Plans

Prior to February 28, 1995, the Trust maintained a noncontributory, defined benefit pension plan for all eligible employees. Benefits under the plan were generally based on years of service and final pay. Pension costs were accrued and funded annually from entry date in the plan to projected retirement date and included service costs for benefits earned during the period, interest costs on the projected benefit obligation less the return on plan assets. Pension cost was $94,000 and $88,000 for the years ended August 31, 1994 and 1993 respectively. The actual return on plan assets was ($30,000) for the year ended August 31, 1994. The funding status of the pension plan at August 31, 1994 was:

  Actuarial present value of benefit obligations:
    Vested benefit obligation                               $1,675,000
    Accumulated benefit obligation                           1,680,000
    Projected benefit obligation                             2,067,000
    Plan assets at market value                              1,567,000

  Key assumptions used in these determinations were:
    Discount rate                                                  7.0%
    Rate of increase in compensation levels                        5.0%
    Expected long-term rate of return                              8.5%

Effective February 28, 1995 the Trust funded $169,000 and the pension plan was terminated. All participants were paid their accumulated benefit obligation and the Trust received a favorable determination letter from the I.R.S.

During 1995 the Trust adopted a 401(k) Plan in which substantially all of the officers and employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Trust, at its discretion, may match a percentage of the employee' contributions. The employees' contributions are fully vested and contributions from the Trust vest in accordance with an employee's years of service as defined in the plan agreement.

During 1995, the Trust also adopted a Supplemental Retirement Plan (the "Supplemental Plan") covering certain senior management employees. The Supplemental Plan provides eligible employees through normal retirement date, as defined in the plan agreement, a benefit amount similar to that which would have been received under the provisions of the terminated pension plan referred to above. As of August 31, 1995, the Trust has recorded $168,000 of contributions due under the provisions of this plan.

5. Stock Option Plans

In December 1990, the shareholders approved an incentive stock option plan for key employees and a stock option plan for non-employee trustees, covering 200,000 and 100,000 shares of beneficial interest, respectively. Under the terms of the plans, the purchase price of shares subject to each option granted will be at least equal to the fair market value of the shares on the date of grant. Options under the incentive stock option plan may be exercised as determined by the Trust, but in no event later than 10 years from the date of grant. In December 1993, the Board of Trustees amended the incentive stock option plan for key employees, to increase the number of shares subject to option to 400,000 shares, to change the name of the plan to "1990 Incentive and Non Qualifying Stock Option Plan" and to expand some provisions of the plan. The stock option plan for non-employee trustees provides for annual grants of 1,000 options (becoming exercisable in four equal installments). The options expire 10 years after the date of grant.

In December 1993, the Board of Trustees adopted a non-qualifying stock option plan covering 100,000 shares. The Trust granted options on February 1, 1994 having a term of 10 years and subject to the other terms and conditions set forth in the plan. All 100,000 shares are outstanding at 8/31/95.

Changes in options outstanding are as follows:

                                                Plan For            Plan For
                                                     Key        Non-Employee
                                               Employees            Trustees
  Options outstanding at 8/31/93                  89,500              23,250
  Options granted                                 85,000               6,000
  Options exercised                              (20,625)                  0
                                                 ---------------------------
  Options outstanding at 8/31/94                 153,875              29,250
  Options granted                                 97,000               6,000
  Options exercised                               (6,250)                  0
                                                 ---------------------------
  Options outstanding at 8/31/95                 244,625              35,250
                                                 ===========================

As of August 31, 1995, options for 282,000 shares had been granted pursuant to the incentive stock option plan of which 244,625 remain outstanding at $16.00 to $24.625 per share and options for 36,000 shares had been granted, pursuant to the stock option plan for non-employee trustees of which 35,250 shares remain outstanding at $15.75 to $25.375 per share.

6. Commitments and Contingencies

Environmental matters have arisen at certain properties in which the Trust has an interest. The Trust retained environmental consultants in order to investigate these matters. At one property, in which the Trust has a 50% ownership interest, groundwater contamination exists which the Trust alleges was caused by the former tenant. Estimates to remediate this property, which are subject to the length of monitoring and the extent of remediation required, range in total from $400,000 to $1,600,000. In addition, above normal radon levels have been detected at two wholly owned properties. The estimated cost to remediate these properties is approximately $380,000, which costs were received as a credit from the sellers as part of the initial acquisitions.

The Trust has recorded its share of these liabilities totaling $688,000 related to the consultants' evaluation of these matters which, in certain instances, are subject to applicable state approvals of the remediation plans. In Management's opinion, no material incremental cost will be incurred on these properties. The Trust will pursue recovery of remediation costs from all of the responsible parties, including its tenants and partners.

The Trust has been named as a defendant in a suit brought by persons and their affiliates who are partners of the Trust in three partnerships. The Trust is vigorously defending the suit and has denied the plaintiffs' allegations. The Trust also believes that it has viable claims against certain of the same partners (or their affiliates) which it is asserting. As the pleadings are not yet closed and discovery is still continuing, it is not possible to judge the ultimate outcome of these suits at this time. However, Management does not believe that resolution of these matters will have a material effect on the Trust's financial condition or results of operations.

The Trust has committed up to $1,900,000 of cash contributions to the partnership which owns Laurel Mall for costs related to the recent expansion. The actual amount to be funded will be determined by the amount of permanent financing obtained by the partership.

Future minimum rentals receivable under non-cancelable operating leases at August 31, 1995 are as follows:

                         1996                    $ 4,634,000
                         1997                      4,548,000
                         1998                      4,256,000
                         1999                      3,632,000
                         2000                      3,474,000
                         Thereafter               18,646,000
                                                 -----------
                                                 $39,190,000
                                                 ===========

7. Acquisitions

The Trust acquired one property during the year ended August 31, 1995 for approximately $34,000,000 (including improvements) which was accounted for by the purchase method. The results of the property were included in the Trust's financial statements from the acquisition date. The pro forma financial information may not be indicative of results that would have been reported if the acquisition had occurred on September 1, 1994. Also, amounts presented below may not be indicative of future results.

                      Year ended August 31, 1995 (unaudited)
Pro forma total revenues                         $37,815,000
Pro forma net income                              11,103,000
Pro forma earnings per share                            1.28

The Trust acquired two properties during the year ended August 31, 1994 for approximately $36,100,000 which were accounted for by the purchase method. The results of each property were included from the respective acquisition date. In addition, in settlement of a partner's obligation to the Trust, the Trust acquired a partner's 50% interest in the partnership owning a shopping center in which the Trust previously held a 50% partnership interest. The pro forma financial information may not be indicative of results that would have been reported if the acquisitions had occurred on September 1, 1993. Also, amounts presented below may not be indicative of future results.

                     Year ended August 31, 1994  (unaudited)
   Pro forma total revenues                      $32,136,000
   Pro forma net income                          $20,744,000
   Pro forma earnings per share                  $      2.39

8. Summary of quarterly results (unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended August 31, 1995 and 1994 (thousands of dollars, except per share data).

                                                                      For the year ended August 31, 1995
                                                                 1st       2nd       3rd        4th       Total
--------------------------------------------------------------------------------------------------------------------
Revenues                                                    $  8,555  $  9,548  $  9,495   $  9,556    $ 37,154
Income before gain on sale of interest in real estate          3,345     2,713     2,569      2,479      11,106
Gain on sale of interest in real estate                           --       119        --         --         119
Net income                                                     3,345     2,832     2,569      2,479      11,225
Net income per share:
  Income before gain on sale of interest in real estate     $    .39  $    .32  $    .30   $    .27    $   1.28
  Gain on sale of interest in real estate                         --       .01        --         --         .01
                                                            ---------------------------------------------------
Total                                                       $    .39  $    .33  $    .30   $    .27    $   1.29
                                                            ===================================================

                                                                      For the year ended August 31, 1994
                                                                 1st       2nd       3rd        4th       Total
-------------------------------------------------------------------------------------------------------------------
Revenues                                                    $  6,480  $  6,525  $  7,263   $  7,646    $ 27,914
Income before gains on sales of interests in real estate       2,957     2,612     2,342        414       8,325
Gains on sales of interests in real estate                    12,223       106        --         33      12,362
Net income                                                    15,180     2,718     2,342        447      20,687
Net income per share:
  Income before gain on sale of interest in real estate     $    .34  $    .30  $    .27   $    .05    $    .96
  Gains on sale of interest in real estate                      1.41       .01        --        .01        1.43
                                                            ---------------------------------------------------
Total                                                       $   1.75  $    .31  $    .27   $    .06    $   2.39
                                                            ===================================================

Report of Independent Public Accountants

To the Shareholders and Trustees of Pennsylvania Real Estate
Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania Trust) and Subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of income, beneficiaries' equity and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 and 1994 financial statements of Lehigh Valley Mall Associates, a partnership in which the Trust has a 50 percent interest which is reflected in the accompanying financial statements using the equity method of accounting. The equity in net income of Lehigh Valley Mall Associates represents 32 percent and 16 percent of net income, in 1995 and 1994, respectively. The financial statements of Lehigh Valley Mall Associates were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Lehigh Valley Mall Associates, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and Subsidiaries as of August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995 in conformity with generally accepted accounting principles.


/s/ Arthur Andersen LLP
Philadelphia, PA
October 19, 1995

Management's Discussion and Analysis of Financial
Condition and Results of Operations


Liquidity and Capital Resources

On August 31, 1995 liquidity was provided by cash and cash equivalents of $4.9 million, including the Trust's proportionate share of cash held by partnerships and joint ventures and by the unused portion of the Trust's line of credit in the amount of $23.7 million.

Management does not foresee a shortfall between its available resources and projected uses of funds. However, events such as acquisitions of properties, reduction in the Trust's lines of credit, failure of the Trust's partners to make capital contributions when due could result in the need to explore additional sources of funds. These sources could include refinancing of existing mortgage debt, sale of assets, securing loans on the 12 properties presently unencumbered by debt, other securitized borrowings or the sale of shares of beneficial interest.

  Lines of credit

During 1995 the Trust obtained a $110 million credit facility from four commercial banks. Included in the facility is a $75 million unsecured revolving credit facility which expires in April 1997, with provisions for annual extensions. The variable interest rate is LIBOR plus 185 basis points or the prime rate. At August 31, 1995 the rate in effect was 7.70%, and the outstanding amount was $51.3 million. Of the $51.3 million in use on that date, $7 million was borrowed by partnerships in which the Trust or its wholly-owned subsidiaries have an interest. The Trust's pro rata share of that amount was $4.8 million. At August 31, 1995, $23.7 million was available under the line of credit.

In April 1995, the Trust converted a portion of the credit facility to a $35 million term loan which matures in five years and has an interest rate of 8.62% for three years with the rate in the fourth and fifth years to be reset on a fixed or floating rate at the option of the Trust. The term loan replaced a floating rate facility priced at 200 basis points over LIBOR. The loan is secured by mortgages on four properties with release provisions.

In connection with the line of credit and term loan, the Trust has agreed to certain covenants, including maintaining minimum net worth and net operating income levels as defined in the loan documents. The Trust has never failed to be in compliance with those covenants.

  Interest rate protection

In order to reduce exposure to variable interest rates, the Trust purchased a three-year interest rate cap on $15 million at a 30-day LIBOR rate of 7.5% limiting the maximum rate to 9.35%. In June, 1995 the Trust entered into a 6-year interest rate swap agreement with CoreStates Bank, NA on $20 million which fixes a rate of 6.12% per annum versus 30-day LIBOR. When combined with the 1.85% interest rate spread on the Trus's revolving credit agreement, the Trust has effectively locked in a rate of 7.97%. As a result of these transactions the Trust has fixed or hedged $35 million of the $51 million outstanding balances on its revolving credit facilities.

  Contingent liability

Three loans, totalling $30,067 million, are secured by properties in which the Trust has an interest and are not limited in recourse to the real estate (see
Note 2 of notes to Consolidated Financial Statements). The Trust's contingent liability for these loans is $12,239 million.

  Significant capital events

In November, 1995 the Trust acquired Boca Palms Apartments in Boca Raton, Florida. The total cost of $34 million includes improvements and renovations still in progress. The source of the funds was a borrowing through the Trust's credit facilities. The property contains 522 luxury apartments in a garden setting.

During the next three years mortgage loans secured by properties owned by six partnerships in which the Trust or a wholly-owned subsidiary has an interest mature by their terms. The Trust's proportionate share of these loans which total $52 million is $22.7 million.

The partnership owning Eagle's Nest Apartments has received a commitment from the present lender to extend the loan term by five years to mature in 2000 at an interest rate of 8.235%, reduced from 9.875%. Principal payments will be based on a 25-year amortization schedule. The Trust's proportionate share of the loan is $8.075 million.

Two of the partnerships have applied for financing. In one case (Laurel Mall), while the loan is not due until 1998, the present lender has approved a modification of the loan to expire in 2003 with amortization payments based on a 20-year schedule. The interest rate will be fixed for the full term at approximately 7.70%. The present rate is 8.29% on the existing obligation which, when fully funded, will be $30.6 million. The Trust's proportionate share of the loan is $11.2 million. The other partnership (Windsong Apartments) has applied for a loan of $4.0 million to refinance the present balance of $3.6 million. The excess proceeds will be used for property improvements and closing expenses. The Trust's proportionate share of the loan is $1.4 million.

One partnership (Forestville Shopping Center) in which the Trust has a 75% interest has been notified that the lender is exercising its right to call the loan for repayment in March, 1996. The Trust's proportionate share of the loan is $1.4 million. The present interest rate is 9.75%.

The Trust's proportionate share of loans on two other properties will be approximately $800,000 upon maturity in 1998. Management has not yet addressed refinancing these obligations.

Lehigh Valley Mall will be renovated at an estimated cost of $5.2 million, the Trus's share of which is $2.6 million. It is expected that the property will be refinanced in an amount sufficient to repay the existing debt of approximately $22 million, the cost of the renovations and provide excess capital which will be distributed to the owners, the Trust's share of which will be approximately $15 million. The interest rate under discussion is less than 8% for a ten-year term with principal payments based on a 25-year amortization schedule. The present rate is 9.07% on the existing obligations.

Following the end of the year, a 30-year fully self amortizing loan was obtained by a wholly owned subsidiary of the Trust at an average interest rate of 5.9% secured by a mortgage on Shenandoah Apartments, West Palm Beach Florida. The funds were used to pay down the Trust's line borrowings which had a rate of 7.70% at August 31, 1995.

  Environmental matters

At August 31, 1994 the Trust's reserve for environmental remediation costs was $597,000. During 1995 $288,000 was charged to the reserve, leaving a balance of $309,000. In addition the Trust received a credit of $380,000 for environmental matters in connection with the acquisition of two properties. There can be no assurance that these amounts will be adequate to cover future environmental costs.

  Competition

The Trust's shopping centers compete with other shopping centers in their trade areas as well as alternative retail formats, such as catalogues and home shopping networks. Apartment properties compete for tenants with other multi-family properties in their markets. Economic factors, such as employment trends and the level of interest rates, impact shopping center sales as well as a prospective tenant's choice to or own his/her residence.

  Inflation

Inflation can have many effects on the financial performance of the Trust. Shopping center leases often provide for the payment of rents based on a percentage of sales which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses which may reduce the impact of such increases on the Trust. Apartment leases are normally for a one-year term which may allow the Trust to seek increased rents as leases are renewed or when new tenants are obtained.

Results of Operations

  Fiscal 1995 compared with Fiscal 1994

Net income for the fiscal year ended August 31, 1995 before gains on sales of interests in real estate, increased to $11,106,000 from $8,325,000 for the comparable period in 1994. In the 1995 period, the gain on the sale of an interest in real estate was $119,000 as compared to the 1994 period which included gains on sales of interests in real estate totaling $12,362,000.

Gross revenues from real estate increased to $36,978,000 from $27,640,000, primarily due to revenues from Boca Palms Apartments, which was acquired in November 1994, and increased revenues from Hidden Lakes Apartments, Palms of Pembroke Apartments and Mandarin Corners Shopping Center which were acquired or became wholly-owned in the prior fiscal year.

Principally, as a result of the increase in the Trust's wholly-owned portfolio, operating expenses increased to $14,859,000 from $11,758,000, depreciation and amortization increased to $5,268,000 from $3,541,000 and mortgage and bank loan interest increased to $8,908,000 from $4,162,000.

Interest and other income decreased to $176,000 from $274,000 due to maturing of invested Treasury obligations.

For the fiscal year ended August 31, 1995, $460,000 was charged against the allowance for possible losses. No additional provision is considered necessary at this time.

General and administrative expenses increased to $3,091,000 from $2,528,000 due to the addition of management and administrative personnel and an increase in pension costs.

Equity in income of partnerships and joint ventures increased to $6,381,000 from $4,416,000 primarily due to (i) improved performance of apartments and shopping centers of $940,000 including a lease termination fee received from a shopping center tenant in the amount of $220,000 and (ii) non-recurring environmental costs and reserves of $760,000 associated with five properties in fiscal 1994.

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

In the fiscal year 1994, the Trust sold interests in Village Shopping Center, Gary, Indiana (which was wholly owned); Commons of Chicago Ridge, Chicago Ridge, Illinois and Sheridan Village Shopping Center, Peoria, Illinois. The gains totaled $12,362,000. In the comparable period in fiscal 1993, the Trust sold interests in Park Hills Plaza and Valley Forge Mall and realized gains totaling $3,875,000.

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

Principally, as a result of these acquisitions, operating expenses for wholly owned and controlled properties increased to $11,758,000 from $8,959,000; depreciation and amortization increased to $3,541,000 from $2,784,000; and mortgage and bank loan interest increased to $4,162,000 from $2,222,000.

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

  Fiscal 1993 Compared With Fiscal 1992

Net income for the fiscal year 1993 increased to $14,000,000 from $8,677,000 for the comparable period of 1992, principally as a result of gains on sales of interests in real estate of $3,875,000. The acquisition of Cobblestone Apartments added $461,000 and improved performance of existing properties such as Lehigh Valley Mall added $740,000. The properties sold were Valley Forge Mall and Park Hills Plaza.

Gross revenue from real estate increased to $21,083,000 from $16,064,000, primarily due to the revenues from Cobblestone Apartments which was acquired in December, 1992 and Emerald Point acquired in February, 1993. Interest and other income decreased to $542,000 from $795,000 due to the maturing of invested Treasury obligations, as well as a reduction in the rates received on such investments.

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

Market price and distribution record
The following table shows the high and low sales prices for PREIT shares on the American Stock Exchange and cash distributions paid for the periods indicated.

Quarters                                            Distributions
Ended                     High           Low                 Paid
Fiscal Year 1995
------------------------------------------------------------------------
November 30              $21.25         $18.50              $ .47
February 28               23.63          19.88                .47
May 31                    21.75          20.13                .47
August 31                 21.88          21.25                .47
                                                            -----
                                                            $1.88
                                                            =====

Fiscal Year 1994
------------------------------------------------------------------------
November 30              $26.00         $23.25              $ .45
February 28               25.38          22.00                .47
May 31                    24.75          22.25                .47
August 31                 24.63          22.88                .47
                                                            -----
                                                            $1.86
                                                            =====

As of November 3, 1995, there were approximately 1,525 shareholders of the Trust's shares of beneficial interest.