Form 10-K/A, Exhibit 13
period 1996-08-31
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
filed 1996-12-02
CIK 77281

Financial Highlights

                                                  Years Ended August 31

(Thousands of dollars except per share results)           1996            1995            1994            1993           1992
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results
Income Before Gains on Sales of
        Interests in Real Estate                        $ 10,179        $ 11,106        $  8,325        $ 10,125       $  8,677
Gains on Sales of Interests in Real Estate                   865             119          12,362           3,875              --
Net Income                                                11,044          11,225          20,687          14,000          8,677
Distributions Paid to Beneficiaries                       16,310          16,302          16,121          15,386         14,860 1
                                                        ---------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Results
Income Before Gains on Sales
        of Interests in Real Estate                     $   1.17        $   1.28        $    .96        $   1.17       $   1.01
Gains on Sales of Interests in Real Estate                   .10             .01            1.43             .45             --
Net Income                                                  1.27            1.29            2.39            1.62           1.01
Distributions Paid                                          1.88            1.88            1.86            1.78           1.72 1
Distribution Rate at Fiscal Year End                        1.88            1.88            1.88            1.80           1.72
                                                        ---------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Investments in Real Estate, at Cost                     $198,542        $195,929        $154,281        $112,262       $ 64,612
Total Assets                                             177,725         181,336         142,495         107,853         66,250
Total Mortgage and Bank Loans Payable                    124,148         122,518          80,155          51,929         10,772
                                                        ---------------------------------------------------------------------------


Funds from Operations 2

                                                     Years Ended August 31

(Thousands)                                                1996            1995            1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
Net income                                              $ 11,044        $ 11,225        $ 20,687        $ 14,000       $  8,677
Less: Gains on sales of interests in real estate            (865)           (119)        (12,362)         (3,875)            --
Plus: Provision for losses 3                                  --              --           1,795             320            320
                                                        --------------------------------------------------------------------------
                                                          10,179          11,106          10,120          10,445          8,997
     Plus:
  Depreciation and amortization:
       Wholly owned and consolidated partnerships 4        5,650           5,044           3,322           2,685          2,101
       Unconsolidated partnerships and joint ventures      3,334           3,214           3,229           4,119          3,960
  Less:
  Depreciation of non-real estate assets                    (202)           (173)           (146)           (104)           (88)
  Amortization of deferred financing costs                  (333)           (228)           (108)           (275)          (138)
                                                        --------------------------------------------------------------------------
Funds from operations                                   $ 18,628        $ 18,963        $ 16,417        $ 16,870       $ 14,832
                                                        ============================================================================

1 In 1992, distributions paid to beneficiaries and distributions paid per share have been adjusted to reflect the annualized change from a semi-annual distribution to a quarterly distribution (Actual amount paid during the fiscal year was $11,145,000 or $1.29 per share).
2 Effective Fiscal Year 1996, the Trust implemented a revised definition of funds from operations ("FFO") based on recommendations adopted by the National Association of Real Estate Investment Trusts, and has restated FFO to conform with the revised definition, FFO is defined as income before gains (losses) on investments and extraordinary items (computed in accordance with gennerally accepted accounting principles "GAAP") plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization of financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Trust's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidty.
3 See Note 1 to Consolidated Financial Statements.
4 Net of minority interest share of $258,000, $241,000, $219,000 and $99,000 in
  1996, 1995, 1994 and 1993, respectively.

Consolidated Balance Sheets

                                                                               At August 31
                                                                        1996                    1995
                                                                    ------------------------------------
Assets

Investments in Real Estate, At Cost (Notes 1, 3 and 7):
Apartment buildings                                                 $156,102,000            $154,907,000
Industrial properties                                                  5,078,000               5,078,000
Shopping centers and retail stores                                    37,362,000              32,354,000
                                                                    ------------------------------------
Total investments in real estate                                     198,542,000             192,339,000
  Less accumulated depreciation                                       44,693,000              38,828,000
                                                                    ------------------------------------
                                                                     153,849,000             153,511,000

Land held for sale                                                            --               3,590,000

Investments in Partnerships and Joint Ventures, At Equity
  (Notes 1 and 2)                                                     14,200,000              17,439,000
Advances to Partnerships and Joint Ventures                            2,795,000               2,414,000
Notes Receivable                                                       1,649,000               1,649,000
                                                                    ------------------------------------
                                                                     172,493,000             178,603,000
  Less allowance for possible losses (Note 1)                          2,042,000               2,775,000
                                                                    ------------------------------------
                                                                     170,451,000             175,828,000
Other Assets:
  Cash and cash equivalents                                            1,030,000               1,098,000
  Rents and sundry receivables                                           608,000                 346,000
  Deferred costs, prepaid real estate taxes and expenses, net          5,636,000               4,064,000
                                                                    ------------------------------------
                                                                    $177,725,000            $181,336,000
                                                                    ====================================

Liabilities and Beneficiaries' Equity
Mortgage Notes Payable (Note 3)                                     $ 84,833,000            $ 78,198,000
Bank Loans Payable (Note 3)                                           39,315,000              44,320,000
Tenants Deposits and Deferred Rents                                    1,422,000               1,352,000
Accrued Pension and Retirement Benefits (Notes 1 and 4)                1,207,000               1,213,000
Accrued Expenses and Other Liabilities                                 3,901,000               3,954,000
                                                                    ------------------------------------
                                                                     130,678,000             129,037,000
                                                                    ------------------------------------
Minority Interest in Consolidated Partnership (Note 1)                   542,000                 528,000
                                                                    ------------------------------------
Commitments and Contingencies (Note 6)

Beneficiaries Equity
($5.36 and $5.97 per share at August 31, 1996 and 1995)
(Notes 1 and 5):
Shares of Beneficial Interest, $1 Par; Authorized, Unlimited;

  Issued and Outstanding 8,676,098 Shares in 1996 and 1995             8,676,000               8,676,000
Capital Contributed in Excess of Par                                  53,133,000              53,133,000
Distributions in Excess of Net Income                                (15,304,000)            (10,038,000)
                                                                    ------------------------------------
                                                                      46,505,000              51,771,000
                                                                    ------------------------------------
                                                                    $177,725,000            $181,336,000

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

                                                                   For the years ended August 31
                                                                 1996           1995          1994
------------------------------------------------------------------------------------------------------
Revenues

Gross revenues from real estate (Note 6)                     $38,985,000    $36,978,000    $27,640,000
Interest and other income                                        171,000        176,000        274,000
                                                             -----------------------------------------
                                                              39,156,000     37,154,000     27,914,000
                                                             -----------------------------------------
Expenses

Property operating expenses                                   16,102,000     14,859,000     11,758,000
Depreciation and amortization (Note 1)                         5,908,000      5,286,000      3,541,000
General and administrative expenses (Notes 1 and 4)            3,119,000      3,091,000      2,528,000
Mortgage and bank loan interest                                9,831,000      8,908,000      4,162,000
Provisions for losses on investments (Note 1)                       --             --        1,795,000
                                                             -----------------------------------------
                                                              34,960,000     32,144,000     23,784,000
                                                             -----------------------------------------
Income before minority interest, equity in income of
        partnerships and joint ventures and gains on sales
        of interests in real estate                            4,196,000      5,010,000      4,130,000
Minority interest                                               (275,000)      (285,000)      (221,000)
Equity in income of partnerships and joint ventures
        (Notes 1 and 2)                                        6,258,000      6,381,000      4,416,000
Gains on sales of interests in real estate                       865,000        119,000     12,362,000
                                                             -----------------------------------------
Net income                                                   $11,044,000    $11,225,000    $20,687,000
                                                             =========================================
Net Income Per Share (Note 1)                                $      1.27    $      1.29    $      2.39
                                                             =========================================

The accompanying notes are an integral part of these statements.




Consolidated Statements of
Beneficiaries' Equity

                                                               For the three years ended August 31, 1996
                                                                      Shares        Capital
                                                               of beneficial    contributed  Distributions
                                                                    interest      in excess      in excess
                                                                      $1 par         of par  of net income
----------------------------------------------------------------------------------------------------------
Balance, September 1, 1993                                      $  8,649,000   $ 52,730,000   $ (9,527,000)
        Net income                                                      --             --       20,687,000
        Shares issued upon exercise of options (Note 5)               21,000        309,000           --
        Distributions paid to beneficiaries ($1.86 per share)           --             --      (16,121,000)
                                                                ------------------------------------------
Balance, August 31, 1994                                           8,670,000     53,039,000     (4,961,000)
        Net income                                                      --             --       11,225,000
        Shares issued upon exercise of options (Note 5)                 6000         94,000           --
        Distributions paid to beneficiaries ($1.88 per share)           --             --      (16,302,000)
                                                                ------------------------------------------
Balance, August 31, 1995                                           8,676,000     53,133,000    (10,038,000)
        Net income                                                      --             --       11,044,000
        Distributions paid to beneficiaries ($1.88 per share)           --             --      (16,310,000)
                                                                ------------------------------------------
Balance, August 31, 1996                                        $  8,676,000   $ 53,133,000   $(15,304,000)
                                                                ==========================================

The accompanying notes are an integral part of these statements.

Pennsylvania  Real Estate Investment Trust
Consolidated Statements of Cash Flows

                                                              For the years ended August 31
                                                                     1996                     1995                     1994
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income                                                    $       11,044,000      $       11,225,000       $       20,687,000
Adjustments to reconcile net income to net cash
provided by operating activities:
        Minority interest in income of consolidated partnership          275,000                 285,000                  221,000
        Depreciation and amortization                                  5,908,000               5,286,000                3,541,000
        Gains on sales of interests in real estate                      (865,000)               (119,000)             (12,362,000)
        (Decrease) increase in allowance for possible losses            (734,000)               (460,000)               1,795,000

        Change in assets and liabilities:
                Rents and sundry receivables                            (192,000)                (18,000)                161,000
                Deferred costs, prepaid real estate taxes
                        and expenses, net.                              (632,000)               (837,000)                536,000
                Accrued pension and retirement benefits                   (6,000)                130,000                   4,000
                Accrued expenses and other liabilities                   (54,000)              1,042,000               1,028,000
                Tenants deposits and deferred rents                       70,000                 138,000                 298,000
                                                               --------------------------------------------------------------------
Net cash provided by operating activities                             14,814,000              16,672,000              15,909,000
                                                               --------------------------------------------------------------------

Cash Flows From Investing Activities
Investments in wholly owned real estate                               (3,685,000)            (38,058,000)            (37,144,000)
Investments in partnerships and joint ventures                          (517,000)               (983,000)               (471,000)
Cash proceeds from sales of real estate investments                    5,163,000                      --              14,540,000
Increase in advances to partnerships and joint ventures                 (380,000)               (749,000)               (429,000)

Cash distributions from partnerships and joint ventures
        in excess of (less than) equity in income                        889,000                (127,000)              2,529,000
Cash distributions to minority partners                                 (261,000)               (165,000)               (144,000)
Decrease in U.S. Treasury obligations                                         --                      --               2,595,000
                                                               --------------------------------------------------------------------
Net cash provided by (used in) investing activities                    1,209,000             (40,082,000)            (18,524,000)
                                                               --------------------------------------------------------------------

Cash Flows From Financing Activities
Principal installments on mortgage notes payable                      (1,123,000)               (821,000)               (576,000)
Increase in mortgage notes payable                                     8,800,000              35,000,000                      --
Prepayment of mortgage notes payable                                  (1,749,000)                     --              (2,164,000)
Proceeds from bank loan payable                                               --              39,379,000              36,136,000
Decrease in bank loan payable                                         (5,005,000)            (35,000,000)            (14,300,000)
Payment of deferred financing costs                                     (704,000)                     --                      --
Shares of beneficial interest issued                                          --                 100,000                 330,000
Distributions paid to beneficiaries                                  (16,310,000)            (16,302,000)            (16,121,000)
                                                               --------------------------------------------------------------------
Net cash (used in) provided by financing activities                  (16,091,000)             22,356,000               3,305,000
                                                               --------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                     (68,000)             (1,054,000)                690,000
Cash and cash equivalents, beginning of year                           1,098,000               2,152,000               1,462,000
                                                               --------------------------------------------------------------------
Cash and cash equivalents, end of year                         $       1,030,000       $       1,098,000       $       2,152,000
                                                               ====================================================================
Supplemental disclosure of non-cash investing activities:
Net assets acquired                                                           --       $       3,590,000                      --
Liabilities assumed primarily bank loans payable                              --              (3,804,000)                     --
                                                               --------------------------------------------------------------------
                                                                              --       $        (214,000)                     --
                                                               ====================================================================

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements

Years Ended August 31, 1996, 1995 and 1994


1.      Summary of significant accounting policies

        Nature of Operations

Pennsylvania Real Estate Investment Trust (the Trust) is a self-administered equity real estate investment trust engaged, directly and through subsidiaries and joint ventures, in owning and managing income producing real estate, with an emphasis on shopping centers and apartment complexes. The Trust primarily operates in the mid-Atlantic region from Pennsylvania to Virginia and in selected areas of Florida.

        Consolidation

The consolidated financial statements of the Trust include the accounts of thirteen wholly owned subsidiaries, two are Delaware corporations, one is a Nebraska corporation, one is a Virginia corporation, one is a Maryland corporation and eight are Florida corporations. One partnership in which the Trust is a 65% general partner, and has control as provided in the partnership agreement, has been consolidated for financial statement presentation. The minority partners interest is 35%. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Partnership and joint venture investments

In accordance with the American Institute of Certified Public Accountants Statement of Position 78-9, Accounting for Investments in Real Estate Ventures, the Trust accounts for its investment in partnerships and joint ventures which it does not control using the equity method of accounting. These investments, which represent 25-to-87.5% non-controlling ownership interests, are recorded initially at the Trusts cost and subsequently adjusted for the Trusts net equity in income and cash contributions and distributions.

        Statements of cash flows

The Trust considers all highly liquid short-term investments with an original maturity of 3 months or less to be cash equivalents. Cash paid for interest was $9,962,000, $8,619,000, and $3,948,000, for the years ended August
31,1996, 1995 and 1994, respectively.

        Depreciation

The Trust, for financial reporting purposes, depreciates its buildings, equipment and leasehold improvements over their estimated useful lives of 10 to 45 years, using the straight-line method of depreciation. For Federal income tax purposes, the Trust currently uses the straight-line method of depreciation and the useful lives prescribed by the Internal Revenue Code.

It is the Trust's policy to capitalize interest and real estate taxes related to construction in progress and to depreciate these costs over the life of the related assets in order to more properly match revenues and expenses. These items are capitalized for income tax purposes and amortized or depreciated in accordance with the provisions of the Internal Revenue Code. For fiscal years 1996, 1995 and 1994 the Trust did not capitalize any interest or real estate taxes.

        Allowance for possible losses

Management reviews the net realizable value of the Trust's portfolio periodically to determine whether an allowance for possible losses is necessary. The carrying value of the Trusts investments is evaluated on an individual investment basis, and to the extent managements estimate of the net realizable value of each investment is less than its carrying value, a provision for possible losses is established. During 1994, a provision of approximately $1,795,000 was recorded for certain investments in the Trust's portfolio, based upon independent appraisals and managements estimates of the potential income or loss associated with each property to realize the adjusted carrying value.

In the first quarter of fiscal 1997, the Trust will be required to adopt the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS No. 121). This new accounting standard provides guidance for determining when impairment losses should be recognized and how they should be measured. The Trust has reviewed the provisions of SFAS No. 121 and does not anticipate any material impact on its financial condition or results of operations upon adoption.

        Benefit plans

The Trust has provided pension benefits since 1970 for all employees, excluding the Chairman and CEO, for whom retirement benefits are provided in an employment contract.

With regard to the Chairman and CEO's employment contract, no provision was required for fiscal years ended August 31, 1996, 1995 and 1994, respectively.

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

The Trust is subject to a Federal excise tax computed on a calendar year. The excise tax equals 4% of the excess, if any, of 85% of the Trusts ordinary income plus 95% of the Trusts capital gain net income for the calendar year over cash distributions during the calendar year, as defined. The Trust has in the past distributed a substantial portion of its taxable income in the subsequent fiscal year and may also follow this policy in the future.

A provision for excise tax was made in 1994 in the amount of $400,000. No provision for excise tax was made for fiscal years 1996 and 1995 as no tax was due.

The tax status of distributions paid to beneficiaries was composed of the following for the calendar years ended December 31, 1995 and 1994.

                               1995            1994
--------------------------------------------------------
Ordinary income           $       1.88    $        .65
Capital gains                       --            1.23
                          ------------------------------
                          $       1.88    $       1.88
                          ==============================

The tax status of distributions paid to beneficiaries for the calendar year ending December 31, 1996 will be determined upon preparation of the Trust's federal income tax return. Management expects such distributions to consist of ordinary income and capital gains.

2.      Investments in partnerships and joint ventures

The following presents summarized financial information for the Trust's investments in 26 and 27 partnerships and joint ventures at August 31, 1996 and 1995, respectively, and the Trust's equity in income for the years ended August 31, 1996, 1995 and 1994.

                                                             At August 31
                                                                     1996                    1995
----------------------------------------------------------------------------------------------------------
Assets

Investments in Real Estate at Cost:
        Apartment buildings                                  $       105,480,000     $       103,683,000
        Industrial property                                            1,264,000               1,250,000
        Shopping centers and retail stores                           128,936,000             132,596,000
        Land                                                           4,446,000               4,446,000
                                                              --------------------------------------------
        Total investments in real estate                             240,126,000             241,975,000
        Less accumulated depreciation                                 73,989,000              69,918,000
                                                              --------------------------------------------

                                                                     166,137,000             172,057,000
Cash and cash equivalents                                              5,589,000               7,303,000
Other assets                                                           6,020,000               4,544,000
                                                              --------------------------------------------
Total assets                                                         177,746,000             183,904,000
                                                              --------------------------------------------
Liabilities and Partners' Equity
Mortgage notes payable                                               133,578,000             136,004,000
Bank loans payable                                                     9,124,000               8,277,000
Due to the Trust                                                       2,795,000               2,414,000
Other liabilities                                                      4,436,000               4,571,000
                                                              --------------------------------------------
        Total liabilities                                            149,933,000             151,266,000
                                                              --------------------------------------------
Total partners' equity                                                27,813,000              32,638,000
Partners' share                                                      (13,613,000)            (15,199,000)
                                                              --------------------------------------------
Investments in partnerships and joint ventures                $       14,200,000      $       17,439,000
                                                              ============================================

                                              For the years ended August 31
                                                      1996                    1995                   1994
------------------------------------------------------------------------------------------------------------------
Gross revenues from real estate               $       53,209,000      $       52,339,000      $       51,088,000
Expenses:
        Property operating expenses                   21,724,000              20,477,000              22,601,000
        Mortgage and bank loan interest               11,984,000              12,463,000              12,668,000
        Depreciation and amortization                  6,833,000               6,502,000               6,406,000
                                               -------------------------------------------------------------------
                                                      40,541,000              39,442,000              41,675,000
                                               -------------------------------------------------------------------
                                                      12,668,000              12,897,000               9,413,000
        Partners' share                               (6,410,000)             (6,516,000)             (4,997,000)
                                               -------------------------------------------------------------------
Equity in income of partnerships and
        joint ventures                         $       6,258,000       $       6,381,000       $       4,416,000
                                               ===================================================================

        Net income per share
Earnings per share are based on the weighted average number of shares outstanding which were 8,676,098 in 1996, 8,670,810 in 1995, and 8,663,646 in
1994.
        Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Mortgage notes payable which are secured by the related properties, are due in installments over various terms extending to the year 2013 with interest rates ranging from 6.6% to 10.4% with an average interest rate of 8.4%. Principal payments are due as follows:

Fiscal year ending

                    1997                     $ 4,390,000
                    1998                       6,766,000
                    1999                       9,046,000
                    2000                      30,690,000
                    2001                      18,926,000
                    2002 and thereafter       63,760,000
                                           -------------
                                           $ 133,578,000
                                           =============

The liability under each mortgage note is limited to the particular property except for two loans in the amount of $7,563,000 which are guaranteed by the partners of the respective partnerships, including the Trust. In addition, two bank loans in the amount of $1,594,000 have been guaranteed by the partners of the partnership including the Trust.

The Trusts investments in certain partnerships and joint ventures reflect cash distributions in excess of the Trust's net investments totaling $5,976,000 and $6,325,000 at August 31, 1996 and 1995, respectively.The Trust is generally entitled to a priority return on these investments.

The Trust has a 50% partnership interest in Lehigh Valley Mall Associates which is included in the amounts above. Summarized financial information for this investment which is accounted for by the equity method follows:

                                        For the years ended
                                        8/31/96                8/31/95                 8/31/94
--------------------------------------------------------------------------------------------------
Total assets                      $    23,552,000         $    20,858,000         $    19,894,000
Revenues                               13,823,000              13,667,000              13,391,000
Net income                              6,915,000               7,548,000               6,521,000
Equity in income of partnership         3,458,000               3,774,000               3,260,000

 3.     Mortgage notes and bank loans payable

Mortgage notes payable which are secured by the related properties are due in installments over various terms extending to the year 2008 with interest at rates ranging from 5.90% to 9.50% with an average interest rate of 8.0%. Principal payments are due as follows:

        Fiscal Year ending

                        1997                     $     1,307,000
                        1998                           1,408,000
                        1999                           1,504,000
                        2000                          33,969,000
                        2001                           1,129,000
                        2002 and thereafter           45,516,000
                                                 ---------------
                                                 $    84,833,000
                                                 ===============

In August 1996, the Trust modified its existing $75 million unsecured revolving line of credit to a $20 million revolving line of credit and a $55 million unsecured term loan. The term loan is divided into two tranches, a $30 million ten year term and a $25 million seven year term. The Trust has the option of selecting fixed or floating rates on the term loan.

As of August 31, 1996, $19.4 million of the unsecured revolving line of credit was outstanding ($12.3 directly by the Trust and $7.1 million through partnerships and joint ventures) and $27 million of the term loan ($20 million for ten years due August 2006 and $7 million for seven years due August 2003). The line of credit and term loans bear interest at LIBOR plus 185 basis points. Under the credit facility, the Trust must maintain minimum net worth and operating income levels as defined in the loan documents. The line of credit maturity date is August 31, 1998. The weighted average interest rates based on amounts borrowed were 7.51% and 7.98% for fiscal years ended August 31, 1996 and 1995, respectively.

During 1995, the Trust purchased interest rate protection at a cost of $250,000 on $15,000,000 of outstanding debt limiting the 30-day LIBOR rate to 7.5% for three years. The Trust also limited its exposure to increases in LIBOR on $20,000,000 of its floating rate debt by entering into a swap agreement which fixes a rate of 6.12% versus 30-day LIBOR through June 2001.

The Trust is exposed to credit loss in the event of non-performance by counterparties to the interest rate protection agreements; however, the Trust does not anticipate non-performance by the counterparties. At August 31, 1996, the Trust was in compliance with all debt covenants.

The carrying values of the mortgage notes and bank loans payable at August 31, 1996 and 1995 were approximately equal to their respective fair values, as determined by using year-end interest rates and market conditions. At August 31, 1996, the fair values of the interest rate protection and swap agreements referred to above were approximately $15,000 and $538,000, respectively.

4.      Benefit Plans

During 1995 the Trust adopted a 401(k) Plan in which substantially all of the officers and employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Trust, at its discretion, may match a percentage of the employees contributions. The employees contributions are fully vested and contributions from the Trust vest in accordance with an employees years of service as defined in the plan agreement.

During 1995, the Trust also adopted a Supplemental Retirement Plan (the Supplemental Plan) covering certain senior management employees. The Supplemental Plan provides eligible employees through normal retirement date, as defined in the plan agreement, a benefit amount similar to that which would have been received under the provisions of the terminated pension plan referred to below. The Trust has recorded $160,000 and $168,000 of contributions due under the provisions of this plan for years ended August 31, 1996 and 1995 respectively.

Prior to February 28, 1995, the Trust maintained a noncontributory, defined benefit pension plan for all eligible employees. Benefits under the plan were generally based on years of service and final pay. Pension costs were accrued and funded annually from entry date in the plan to projected retirement date and included service costs for benefits earned during the period, interest costs on the projected benefit obligation less the return on plan assets. Pension cost was $94,000 for the year ended August 31, 1994.

Effective February 28, 1995 the Trust funded $169,000 and the pension plan was terminated. All participants were paid their accumulated benefit obligation and the Trust received a favorable determination letter from the I.R.S.

5.      Stock Option Plans

In December 1990, the shareholders approved an incentive stock option plan for key employees and a stock option plan for non-employee trustees, covering 200,000 and 100,000 shares of beneficial interest, respectively. Under the terms of the plans, the purchase price of shares subject to each option granted will be at least equal to the fair market value of the shares on the date of grant. Options under the incentive stock option plan may be exercised as determined by the Trust, but in no event later than 10 years from the date of grant. In December 1993, the Board of Trustees amended the incentive stock option plan for key employees, to increase the number of shares subject to option to 400,000 shares, to change the name of the plan to 1990 Incentive and Non Qualifying Stock Option Plan and to expand some provisions of the plan. The stock option plan for non-employee trustees provides for annual grants of 1,000 options (becoming exercisable in four equal installments). The options expire 10 years after the date of grant.

In December 1993, the Board of Trustees adopted a non-qualifying stock option plan covering 100,000 shares. The Trust granted options on February 1, 1994 having a term of 10 years and subject to the other terms and conditions set forth in the plan. All 100,000 shares are outstanding at August 31, 1996.

Changes in options outstanding are as follows:

                                                      Plan For
                                      Employees   Non-Employee
                                           Plan       Trustees
Options outstanding at 8/31/94          153,875         29,250
Options granted                          97,000          6,000
Options exercised                        (6,250)             0
                                       ------------------------
Options outstanding at 8/31/95          244,625         35,250
Options granted                          50,500          6,000
Options exercised                             0              0
                                       ------------------------
Options outstanding at 8/31/96          295,125         41,250
                                       ========================

As of August 31, 1996, options for 332,500 shares had been granted pursuant to the incentive stock option plan of which 295,125 remain outstanding at $16.00 to $24.625 per share and options for 42,000 shares had been granted, pursuant to the stock option plan for non-employee trustees of which 41,250 shares remain outstanding at $15.75 to $25.375 per share. At August 31, 1996, options for 141,200 shares of beneficial interest with an aggregate purchase price of $3,048,000 (average of $21.59 per share) were exercisable.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. The Statement encourages a fair value based method of accounting for employee stock options and similar equity instruments, which generally would result in the recording of additional compensation expense in an entitys financial statements. The Statement also allows an entity to continue to account for stock-based compensation using the intrinsic value based method in APB Opinion No. 25. The Trust intends to continue its accounting for equity instruments using APB Opinion No. 25. As a result, beginning in 1997, the Trust will be required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied.

6.      Commitments and Contingencies

Environmental matters have arisen at certain properties in which the Trust has an interest. The Trust retained environmental consultants in order to investigate these matters. At one property, in which the Trust has a 50% ownership interest, groundwater contamination exists which the Trust alleges was caused by the former tenant. Estimates to remediate this property, which are subject to the length of monitoring and the extent of remediation required, range in total from $400,000 to $1,200,000. In addition, above normal radon levels have been detected at two wholly owned properties. The estimated remaining cost to remediate these properties is approximately $325,000, which costs were received as a credit from the sellers as part of the initial acquisitions.

The Trust has recorded its share of these liabilities totaling $447,000 related to the consultants' evaluation of these matters which, in certain instances, are subject to applicable state approvals of the remediation plans. In Management's opinion, no material incremental cost will be incurred on these properties. The Trust will pursue recovery of remediation costs from all of the responsible parties, including its tenants and partners.

The Trust has been named as a defendant in a suit brought by persons and their affiliates who are partners of the Trust in three partnerships. The Trust is vigorously defending the suit and has denied the plaintiffs allegations. The Trust also believes that it has viable claims against certain of the same partners (or their affiliates) which it is asserting. As the pleadings are not yet closed and discovery is still continuing, it is not possible to judge the ultimate outcome of these suits at this time. However, Management does not believe that resolution of these matters will have a material effect on the Trusts financial condition or results of operations.

Future minimum rentals receivable under non-cancelable operating leases at August 31, 1996 are as follows:

                        1997               $      5,049,000
                        1998                      4,669,000
                        1999                      4,274,000
                        2000                      3,943,000
                        2001                      3,759,000
                        Thereafter               15,215,000
                                           -----------------
                                           $     36,909,000
                                           =================
7.      Acquisitions

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

                     Year ended August 31, 1995 (unaudited)

        Pro forma total revenues        $       37,815,000
        Pro forma net income            $       11,103,000
        Pro forma earnings per share    $             1.28

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

                     Year ended August 31, 1994 (unaudited)

        Pro forma total revenues        $       32,136,000
        Pro forma net income            $       20,744,000
        Pro forma earnings per share    $             2.39

8.      Summary of quarterly results (unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended August 31, 1996 and 1995 (thousands of dollars, except per share data).

                                                       For the year ended August 31, 1996
                                                            1st             2nd             3rd            4th             Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                               $     9,696     $     9,667     $     9,968     $     9,825     $     39,156
Income before gains on sales of interests in real estate     2,845           2,336           2,625           2,373           10,179
Gains on sales of interests in real estate                      --              --             411             454              865
Net income                                                   2,845           2,336           3,036           2,827           11,044
Net income per share:
        Income before gains on sales of interests
           in real estate                              $       .33     $       .27     $       .30     $       .27     $       1.17
        Gains on sales of interests in real estate              --              --             .05             .05              .10
                                                       -----------------------------------------------------------------------------
Total                                                  $       .33     $       .27     $       .35     $       .32     $       1.27
                                                       =============================================================================

                                                       For the year ended August 31, 1995
                                                            1st             2nd             3rd             4th            Total
------------------------------------------------------------------------------------------------------------------------------------

Revenues                                               $     8,555     $     9,548     $     9,495     $     9,556     $     37,154
Income before gain on sale of interest in real estate        3,345           2,713           2,569           2,479           11,106
Gain on sale of interest in real estate                         --             119              --              --              119
Net income                                                   3,345           2,832           2,569           2,479           11,225
Net income per share:
        Income before gain on sale of interest in
           real estate                                 $       .39     $       .32     $       .30     $       .27     $       1.28
        Gain on sale of interest in real estate                 --             .01              --              --              .01
                                                       -----------------------------------------------------------------------------
Total                                                  $       .39     $       .33     $       .30     $       .27     $       1.29
                                                       =============================================================================

Report of Independent Public Accountants

To the Shareholders and Trustees of Pennsylvania Real Estate
Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania Trust) and Subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of income, beneficiaries' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996, 1995 and 1994 financial statements of Lehigh Valley Mall Associates, a partnership in which the Trust has a 50 percent interest which is reflected in the accompanying financial statements using the equity method of accounting. The equity in net income of Lehigh Valley Mall Associates represents 31 percent, 32 percent and 16 percent of net income, in 1996, 1995 and 1994, respectively. The financial statements of Lehigh Valley Mall Associates were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Lehigh Valley Mall Associates, is based solely on the report of the other auditors.

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

In our opinion, based upon our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and Subsidiaries as of August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.




                                                           Arthur Andersen LLP
                                                           Philadelphia, PA
                                                           October 21, 1996

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Liquidity and Capital Resources

On August 31, 1996 liquidity was provided by cash and cash equivalents of $3.8 million, including the Trust's proportionate share of cash held by partnerships and joint ventures, and by the unused portion of the Trust's line of credit.

Management believes that cash flow from operations, together with available capacity under the Trust's line of credit and cash balances on hand will be sufficient to meet scheduled debt service requirements and fund the ongoing capital needs of its properties. However, events such as acquisitions, reduction in the Trust's line of credit, failure of the Trust's partners to make capital contributions when due could result in the need for management to explore additional sources of funds. These sources could include refinancing of existing mortgage debt, sale of assets, securing loans on properties presently unencumbered by debt, other securitized borrowings or the sale of shares of beneficial interest.

        Credit Facilities

The Trust has two primary credit facilities, a $75 million unsecured bank facility and a $35 million secured term loan. The Trust has agreed to various covenants including maintaining a minimum net worth and net operating income levels as defined. The Trust has never failed to be in compliance with the applicable loan covenants. Both facilities have cross default provisions.

        1. Revolving Credit Facility and Unsecured Term Loan:

The Trust's $75 million bank facility, which was modified on August 31, 1996, provides for a $20 million revolving line of credit and up to $55 million of term debt. As of October 15, 1996, $13 million is available under the revolving line of credit and $28 million under the term facility. The revolving line bears interest at the Trust's option of either the prime rate or 185 basis points over LIBOR and matures on August 31, 1998. The term loan facility permits the Trust to select floating rates on the same basis as the revolving loan, or to select a fixed rate at any time until August 31, 2001. If the Trust elects the fixed rate option under the term loan facility, up to $30 million of the loan amount would become due by August of 2006 and up to $25 million by August of 2003. If the Trust does not select a fixed rate, the loans become due on August 31, 2001. The present interest rate is 7.29%.

        2. Secured Term Loan:

In addition to the above facilities, the Trust previously borrowed $35 million from a bank group at a fixed rate of 8.62% until March 1998 at which time the rate is to be reset at either a fixed or floating rate at the option of the Trust. The loan is secured by four apartment properties, had a balance of $34.4 million on August 31, 1996, and matures in March 2000.

        Interest Rate Protection

In order to reduce exposure to variable interest rates, the Trust has purchased a three-year interest rate cap on $15 million limiting the underlying 30-day LIBOR rate to 7.5% until March 1998. In June 1995, the Trust entered into a six-year interest rate swap agreement with CoreStates Bank, NA on $20 million which fixes a rate of 6.12% per annum versus 30-day LIBOR until 2001. When combined with the 1.85% interest rate spread on the Trust's revolving credit agreement, the Trust has effectively locked in a rate of 7.97%. As a result of these transactions the Trust has as of August 31, 1996 fixed or hedged $35 million of the outstanding balance on its revolving credit and unsecured term loan facilities which loans are at rates which would otherwise be floating rates.

        Contingent Liability

The Trust along with certain partners have guaranteed debt totaling $16.3 million. (See Notes 2 and 3 of the Notes to Consolidated Financial Statements.)

        Significant Capital Events

In addition to amounts due under the credit agreements, during the next three years mortgage loans, secured by properties owned by three partnerships in which the Trust or a wholly-owned subsidiary has an interest, mature by their terms. Balloon payments on these loans total $16 million of which the Trust's proportionate share is $7.9 million.

Lehigh Valley Mall, in which the Trust has a 50% interest, was refinanced subsequent to the end of the fiscal year. The new loan of $54 million was sufficient to repay the existing debt of approximately $22 million, fund renovations to the mall of $5 million, and provide excess capital which has been distributed to the owners, the Trust's share of which is $13 million. The ten-year loan bears interest at 7.9% with principal payments based on a twenty-five year amortization schedule. The renovations to Lehigh Valley Mall are expected to be completed by November 1996 and consist primarily of improvements to internal common areas.

Following the close of the fiscal year a partnership in which the Trust has a 50% interest borrowed $5.4 million at 8.34% for a term of twenty years, with principal payments based on a thirty year amortization schedule. The Trust received $2.4 million of the net proceeds of the financing, while the Trust's partners received the balance pursuant to the terms of the Partnership Agreement.

The Trust has entered into agreements regarding three shopping center properties pursuant to which its partners will purchase the Trust's interest for a cash consideration of $2 million plus the assumption of debt of $2.7 million. In the event the Trust's partners are unable to complete the transaction by December 1996, the Trust has the obligation to purchase the properties by June 1997, under substantially the same terms and conditions except that the price will be reduced by $200,000.

Net cash provided by operating activities decreased to $14,814,000 for the year ended August 31, 1996 as compared to $16,672,000 for the same period last year. Operating cash flow was lower as a result of decreased net income, the components of which are discussed below, and other net uses of cash partially offset by increased depreciation and amortization expense from the Boca Palms acquisition.

Net cash provided by investing activities was $1,209,000 for the year ended August 31, 1996 as compared to $40,082,000 used in the same period last year. For the year ended August 31, 1996, the Trust sold two properties and received net cash proceeds of $5,163,000. For the year ended August 31, 1995, the Trust invested $34,500,000 for the acquisition of and subsequent improvement to Boca Palms Apartments.

Net cash used in financing activities was $16,091,000 for the year ended August 31, 1996 as compared to net cash provided by financing activities of $22,356,000 in the same period last year. Financing activities in 1996 included a mortgage note payable on Shenandoah Village Apartments of $8,800,000, a reduction in bank loans payable of $5,005,000 and distributions paid to beneficiaries of $16,310,000. Financing activities in 1995 included bank borrowings used to finance the Boca Palms acquisition and $16,302,000 of distributions paid to beneficiaries.

        Capital Expenditures

During fiscal 1996, the Trust expended $3,300,000 for capital expenditures:
$2,800,000 ($456 per unit owned adjusted for partnership interests) for apartment communities and $500,000 for shopping centers. The Trust's policy is to capitalize expenditures for floor coverings, appliances and major exterior preparation and painting for apartments. During the year, $900,000 ($155 per unit owned) was expended for floor covering and $300,000 ($52 per unit owned) for appliances. No material amount was expended for exterior preparation and painting.

In addition, the Trust expended $2,600,000 for acquisition and non-recurring improvement costs. Of this amount, $1,200,000 was for recently acquired apartment communities, which costs were previously identified at acquisition, and $1,400,000 for renovations and improvements to existing shopping centers, including part of the renovations to Lehigh Valley Mall.

        Environmental Matters

In 1994, the Trust established a reserve for environmental remediation costs of $597,000. In addition, the Trust received a credit of $380,000 for environmental matters in connection with the acquisition of two properties. During 1995 and 1996, a total of $390,000 was charged against the reserve leaving a balance of $587,000. There can be no assurance that these amounts will be adequate to cover future environmental costs.

        Competition

The Trust's shopping centers compete with other shopping centers in their trade areas as well as alternative retail formats, such as catalogues and home shopping networks. Apartment properties compete for tenants with other multi-family properties in their markets. Economic factors, such as employment trends and the level of interest rates, impact shopping center sales as well as a prospective tenant's choice to rent or own his/her residence.

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

Results of Operations

        Fiscal 1996 Compared With Fiscal 1995

Net income for the fiscal year ended August 31, 1996 before gains on sales of interests in real estate, decreased to $10,179,000 from $11,106,000 for the comparable period in 1995. In the 1996 period, the gains on the sales of interests in real estate were $865,000 as compared to the 1995 period which included a gain on sale of interest in real estate of $119,000.

Gross revenues from real estate increased by $2,007,000 to $38,985,000. The increase is due primarily to an increase in revenues of $1,219,000 from the Boca Palms Apartments, which was acquired in November 1994 and $379,000 from Forestville Plaza which became wholly-owned during the year. Exclusive of Boca Palms Apartments and Forestville Plaza, revenues from properties owned during both periods increased $409,000.

Operating expenses increased by $1,243,000 to $16,102,000. The increase is due primarily to $467,000 of increased expenses from the Boca Palms Apartments, approximately $150,000 of additional operating expenses as a result of the harsh winter weather in the mid-Atlantic region and $148,000 from Forestville Plaza.

Depreciation and amortization increased by $622,000 to $5,908,000 as a result of the acquisition of Boca Palms, Forestville Plaza, and ongoing capital expenditures. Interest expense increased by $923,000 to $9,831,000 as a result of increased borrowings to finance the Boca Palms acquisition and for general corporate purposes.

For fiscal year ended August 31, 1996, $734,000 was charged against the allowance for investment losses, $353,000 for carrying costs for land held for sale, and $381,000 of development expenses incurred at Crest Plaza, Allentown, Pennsylvania, for a potential expansion of the shopping center, including a Caldor store. The lease with Caldor was canceled and the cost was written off following the bankruptcy declaration by Caldor.

Equity in income of partnerships and joint ventures decreased by $123,000 to $6,258,000, primarily as a result of a non-recurring lease termination fee received from a shopping center tenant in the amount of $220,000 for fiscal year 1995. The Trust's share of partnership and joint venture income in 1996 was also reduced by approximately $100,000 as compared to the prior year due to higher operating expenses resulting from the harsh winter weather discussed earlier.

Operating results included two gains totaling $865,000 from the sale of land in Bucks County, Pennsylvania and Chateau Apartments in Midland, Texas. Operating results for 1995 included a $119,000 gain from the sale of an interest in real estate.

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

Gross revenues from real estate increased by $9,338,000 to $36,978,000 primarily due to revenues from Boca Palms Apartments, which was acquired in November 1994, and increased revenues from Hidden Lakes Apartments, Palms of Pembroke Apartments, and Mandarin Corners Shopping Center which were acquired or became wholly-owned in the prior fiscal year. Principally, as a result of the increase in the Trust's wholly-owned portfolio, operating expenses increased by $3,101,000 to $14,859,000, depreciation and amortization increased by $1,727,000 to $5,268,000, and mortgage and bank loan interest increased by $4,746,000 to $8,908,000.

Interest and other income decreased by $98,000 to $176,000 due to maturing of invested Treasury obligations.

For the fiscal year ended August 31, 1995, $460,000 was charged against the allowance for possible losses. No additional provision is considered necessary at this time.

General and administrative expenses increased by $563,000 to $3,091,000 due to the addition of management and administrative personnel and an increase in pension costs.

Equity in income of partnerships and joint ventures increased by $1,965,000 to $6,381,000 primarily due to (i) improved performance of apartments and shopping centers of $940,000 including a lease termination fee received from a shopping center tenant in the amount of $220,000 and (ii) non-recurring environmental costs and reserves of $760,000 associated with five properties in fiscal 1994.

Market Price and Distribution Record

The following table shows the high and low sales prices for PREIT shares on the American Stock Exchange and cash distributions paid for the periods indicated.

Quarters                                                   Distributions
Ended                             High             Low              Paid

Fiscal Year 1996
------------------------------------------------------------------------------
November 30                $     21.88     $     19.25        $      .47
February 29                      21.75           19.50               .47
May 31                           21.63           19.00               .47
August 31                        20.88           18.75               .47
                                                             ------------
                                                              $     1.88
                                                             ============

Fiscal Year 1995
------------------------------------------------------------------------------
November 30                $     21.25     $     18.50        $      .47
February 28                      23.63           19.88               .47
May 31                           21.75           20.13               .47
August 31                        21.88           21.25               .47
                                                             ------------
                                                              $     1.88
                                                             ============

As of November 8, 1996, there were approximately 1500 shareholders of the Trust's shares of beneficial interest.